Adecoagro S.A.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Adecoagro S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Adecoagro S.A. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Level 3 Biological Assets

As described in Notes 16, 32 (b) and 33.11 to the consolidated financial statements, the total aggregated fair value of the Company’s level 3 biological assets related to sown land – crops, sown land – rice and sown land – sugarcane was US$ 228 million as of December 31, 2022. The fair value of these level 3 biological assets is determined by management using a discounted cash flow model which requires the input of highly subjective assumptions including significant unobservable inputs. The discounted cash flow model included significant
Price Waterhouse & Co. S.R.L., Bouchard 557, 8th floor, C1106ABG - City of Buenos Aires
T: +(54.11) 4850.0000, www.pwc.com/ar

© 2023 Price Waterhouse & Co. S.R.L. All rights reserved. Price Waterhouse & Co. S.R.L. is a member firm of the global network of PricewaterhouseCoopers International Limited (PwCIL). Each member firm is a separate legal entity and does not act as agent of PwCIL or any other member firm.

judgements and assumptions relating to management’s cash flow projections including future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and other costs and estimated discount rate.

The principal considerations for our determination that performing procedures relating to the valuation of the level 3 biological assets related to sown land – crops, sown land – rice and sown land – sugarcane is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement; (ii) a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating management’s cash flow projections and significant assumptions related to future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and other costs and estimated discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the level 3 biological assets related to sown land – crops, sown land – rice and sown land – sugarcane. These procedures also included, among others evaluating the significant assumptions and methods used by management in developing the fair value measurement including future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and other costs and estimated discount rate. Evaluating management’s assumptions involved evaluating whether these assumptions were reasonable considering the consistency with external information and past records and testing management’s sensitivity analysis of certain significant assumptions. Professionals with specialized skill and knowledge were used to assist in the evaluation of certain significant assumptions, including estimated yields at the point of harvest and estimated production cycle.

Property, Plant and Equipment and Goodwill Impairment Assessment- Cash Generating Units with Allocated Goodwill in Brazil

As described in Notes 12, 15, 32 (a) and 33.10 to the consolidated financial statements, the Company’s total consolidated property, plant and equipment and goodwill balances as of December 31, 2022 were US$ 1,565.3 million and US$ 18.5 million, respectively. The total property, plant and equipment and goodwill balances allocated to the cash generating units with allocated goodwill in Brazil were US$ 534 million and US$ 4.2 million, respectively. The Company conducts an impairment test as of September 30 of each year, or more frequently if events or changes in circumstances indicate that the carrying value of the asset or cash generating unit may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset or cash generating unit exceeds its recoverable amount. The recoverable amounts are estimated for individual assets or, where an individual asset does not generate cash flows independently, the recoverable amount is estimated for the cash generating unit to which the asset belongs. The recoverable amount of the asset or the cash generating unit is the higher of the fair value less costs to sell and value in use. The recoverable amount of cash generating units with allocated goodwill in Brazil was determined based on value in use calculations. The determination of the value in use calculation required the use of significant estimates and assumptions related to management’s cash flow projections, including yield average growth rates, future pricing increases, future cost decreases, discount rates and perpetuity growth rate.

The principal considerations for our determination that performing procedures relating to the impairment assessment of property, plant and equipment and goodwill associated with the cash generating units with allocated goodwill in Brazil is a critical audit matter are (i) the significant judgment by management when developing the value in use calculation of these cash generating units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s cash flow projections and significant assumptions related to yield average growth rates, future pricing increases, future cost decrease, discount rates and perpetuity growth rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment of property, plant and equipment and goodwill associated with the cash generating units with allocated goodwill in Brazil, including controls over the valuation of the Company’s cash generating units. These procedures also included, among others (i) testing management’s process for developing the estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to yield average growth rates, future pricing increases, future cost decrease, discount rates and perpetuity growth rate. Evaluating management’s assumptions related to yield average growth rates, future pricing increases, future cost decrease, discount rates and perpetuity growth rate involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the cash generating units; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate assumptions.

/s/ PRICE WATERHOUSE & CO. S.R.L.
/s/ Eduardo Alfredo Loiácono (Partner)
Eduardo Alfredo Loiácono

Buenos Aires, Argentina.
March 7, 2023.

We have served as the Company’s auditor since 2008.

Legal information

Name as specified in charter: Adecoagro S.A.

Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock: 111,381,815 common shares
Outstanding Capital stock: 108,191,218 common shares
Treasury shares: 3,190,597 common shares

Adecoagro S.A.
Consolidated Statements of Income
for the years ended December 31, 2022, 2021 and 2020
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2022	2021	2020
Sales of goods and services rendered	4	1,347,724	1,124,352	817,764
Cost of goods sold and services rendered	5	(1,075,747)	(854,965)	(611,946)
Initial recognition and changes in fair value of biological assets and agricultural produce	16	215,941	227,740	122,729
Changes in net realizable value of agricultural produce after harvest		(22,293)	(12,879)	7,005
Margin on manufacturing and agricultural activities before operating expenses		465,625	484,248	335,552
General and administrative expenses	6	(84,287)	(69,794)	(53,428)
Selling expenses	6	(143,515)	(117,662)	(95,058)
Other operating income / (expense), net	8	1,870	(18,768)	1,987
Bargain purchase gain on acquisition	21	10,107	—	—
Profit from operations		249,800	278,024	189,053
Finance income	9	25,308	36,670	26,054
Finance costs	9	(137,600)	(151,681)	(213,776)
Other financial results - Net (loss) / gain of inflation effects on monetary items	9	(2,144)	11,541	12,064
Financial results, net	9	(114,436)	(103,470)	(175,658)
Profit before income tax		135,364	174,554	13,395
Income tax (expense)	10	(26,758)	(43,837)	(12,325)
Profit for the year		108,606	130,717	1,070

Attributable to:
Equity holders of the parent		108,138	130,669	412
Non-controlling interest		468	48	658

Earnings per share attributable to the equity holders of the parent during the year:
Basic earnings per share	11	0.982	1.135	0.003
Diluted earnings per share	11	0.979	1.130	0.003

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Comprehensive Income
for the years ended December 31, 2022, 2021 and 2020
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	2022	2021	2020
Profit for the year	108,606	130,717	1,070
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	98,741	121,146	(78,961)
Cash flow hedge, net of income tax	16,060	29,758	(14,386)
- Items that will not be reclassified to profit or loss:
Revaluation surplus net of income tax (Note 12)	(46,903)	(136,622)	29,453
Other comprehensive income / (loss) for the year	67,898	14,282	(63,894)
Total comprehensive income / (loss) for the year	176,504	144,999	(62,824)

Attributable to:
Equity holders of the parent	174,705	147,273	(63,353)
Non-controlling interest	1,799	(2,274)	529

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Financial Position
as of December 31, 2022 and 2021
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2022	2021
ASSETS
Non-Current Assets
Property, plant and equipment, net	12	1,565,355	1,422,623
Right of use assets	13	360,181	260,776
Investment property	14	33,330	32,132
Intangible assets, net	15	36,120	31,337
Biological assets	16	30,622	19,355
Deferred income tax assets	10	8,758	10,321
Trade and other receivables, net	18	44,558	42,231
Derivative financial instruments	17	5,208	757
Other assets		1,701	1,071
Total Non-Current Assets		2,085,833	1,820,603
Current Assets
Biological assets	16	235,822	175,823
Inventories	19	274,022	239,524
Trade and other receivables, net	18	183,820	145,849
Derivative financial instruments	17	134	828
Other assets		—	8
Restricted short-term investment	17	98,571	—
Cash and cash equivalents	20	230,653	199,766
Total Current Assets		1,023,022	761,798
TOTAL ASSETS		3,108,855	2,582,401
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	22	167,073	183,573
Share premium	22	793,169	851,060
Cumulative translation adjustment		(456,029)	(514,609)
Equity-settled compensation		18,792	16,073
Cash flow hedge	2	(44,872)	(60,932)
Other reserves		126,925	106,172
Treasury shares		(4,792)	(16,909)
Revaluation surplus		281,909	289,982
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		202,342	115,735
Equity attributable to equity holders of the parent		1,126,091	1,011,719
Non-controlling interest		37,552	36,111
TOTAL SHAREHOLDERS EQUITY		1,163,643	1,047,830
LIABILITIES
Non-Current Liabilities
Trade and other payables	25	17,210	284
Borrowings	26	727,983	705,487
Lease liabilities	27	283,549	201,718
Deferred income tax liabilities	10	301,414	265,848
Payroll and social security liabilities	28	1,581	1,243
Derivatives financial instruments	18	96	—
Provisions for other liabilities	29	2,526	2,565
Total Non-Current Liabilities		1,334,359	1,177,145
Current Liabilities
Trade and other payables	25	242,397	168,746
Current income tax liabilities		422	1,625
Payroll and social security liabilities	28	29,964	25,051
Borrowings	26	279,769	112,164
Lease liabilities	27	54,431	45,136
Derivative financial instruments	17	2,961	1,283
Provisions for other liabilities	29	909	3,421
Total Current Liabilities		610,853	357,426
TOTAL LIABILITIES		1,945,212	1,534,571
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		3,108,855	2,582,401

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2022, 2021 and 2020
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 22)	Share premium (Note 22)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge	Other Reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2020	183,573	901,739	(492,374)	15,354	(76,303)	66,047	(7,946)	337,877	41,574	18,728	988,269	40,614	1,028,883
Profit for the year	—	—	—	—	—	—	—	—	—	412	412	658	1,070
Other comprehensive income:
–Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(62,670)	—	—	—	—	(15,173)	—	—	(77,843)	(1,118)	(78,961)
Cash flow hedge (*)	—	—	—	—	(14,386)	—	—	—	—	—	(14,386)	—	(14,386)
–Items that will not be reclassified subsequently to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	28,464	—	—	28,464	989	29,453
Reserve of the revaluation surplus derived from the disposals of assets (***)	—	—	—	—	—	—	—	(7,598)	—	7,598	—	—	—
Other comprehensive income for the year	—	—	(62,670)	—	(14,386)	—	—	5,693	—	7,598	(63,765)	(129)	(63,894)
Total comprehensive income for the year	—	—	(62,670)	—	(14,386)	—	—	5,693	—	8,010	(63,353)	529	(62,824)

Reserves for the benefit of government grants (1)	—	—	—	—	—	18,067	—	—	—	(18,067)	—	—	—
Employee share options (Note 23)
- Exercised	—	—	—	—	—	—	—	—	—	—	—	—	—
- Forfeited	—	—	—	—	—	—	—	—	—	—	—	—	—
Restricted shares (Note 23):
- Value of employee services	—	—	—	3,266	—	—	—	—	—	—	3,266	—	3,266
- Vested	—	4,182	—	(3,825)	—	383	484	—	—	—	1,224	—	1,224
- Forfeited	—	—	—	—	—	36	(36)	—	—	—	—	—	—
- Granted (***)	—	—	—	—	—	(1,127)	1,127	—	—	—	—	—	—
Purchase of own shares (Note 22)	—	(3,106)	—	—	—	—	(1,259)	—	—	—	(4,365)	—	(4,365)
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	(2,460)	(2,460)
Balance at December 31, 2020	183,573	902,815	(555,044)	14,795	(90,689)	83,406	(7,630)	343,570	41,574	8,671	925,041	38,683	963,724
(*) Net of 5,729 of income tax.
(**) Net of 11,790 of Income tax.
(***) Net of 3,458 of Income tax
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business. (please see Note 24).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2022, 2021 and 2020
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 22)	Share premium (Note 22)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge	Other Reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2021	183,573	902,815	(555,044)	14,795	(90,689)	83,406	(7,630)	343,570	41,574	8,671	925,041	38,683	963,724
Profit for the year	—	—	—	—	—	—	—	—	—	130,669	130,669	48	130,717
Other comprehensive income:
–Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	40,435	—	—	—	—	71,731	—	—	112,166	8,980	121,146
Cash flow hedge (*)	—	—	—	—	29,757	—	—	—	—	—	29,757	1	29,758
–Items that will not be reclassified subsequently to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	(125,319)	—	—	(125,319)	(11,303)	(136,622)
Reserve of the revaluation surplus derived from the disposals of assets (***)	—	—	—	—	—	—	—	—	—	—	—	—	—
Other comprehensive (loss) / income for the year	—	—	40,435	—	29,757	—	—	(53,588)	—	—	16,604	(2,322)	14,282
Total comprehensive income for the year	—	—	40,435	—	29,757	—	—	(53,588)	—	130,669	147,273	(2,274)	144,999

Reserves for the benefit of government grants (1)	—	—	—	—	—	23,605	—	—	—	(23,605)	—	—	—
Employee share options (Note 23):
- Forfeited	—	—	—	—	—	—	—	—	—	—	—	—	—
Restricted shares and restricted units (Note 23):
- Value of employee services	—	—	—	5,420	—	—	—	—	—	—	5,420	—	5,420
- Vested	—	3,594	—	(4,142)	—	734	262	—	—	—	448	—	448
- Forfeited	—	—	—	—	—	27	(27)	—	—	—	—	—	—
- Granted	—	—	—	—	—	(1,600)	1,600	—	—	—	—	—	—
Purchase of own shares (Note 22)	—	(55,349)	—	—	—	—	(11,114)	—	—	—	(66,463)	—	(66,463)
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	(298)	(298)
Balance at December 31, 2021	183,573	851,060	(514,609)	16,073	(60,932)	106,172	(16,909)	289,982	41,574	115,735	1,011,719	36,111	1,047,830

(*) Net of 2,526 of Income tax.
(**) Net of 9,953 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business. (please see Note 24).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2022, 2021 and 2020
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 22)	Share premium (Note 22)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2022	183,573	851,060	(514,609)	16,073	(60,932)	106,172	(16,909)	289,982	41,574	115,735	1,011,719	36,111	1,047,830
Profit for the year	—	—	—	—	—	—	—	—	—	108,138	108,138	468	108,606
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	58,580	—	—	—	—	35,367	—	—	93,947	4,794	98,741
Cash flow hedge (*)	—	—	—	—	16,060	—	—	—	—	—	16,060	—	16,060
- Items will not be reclassified to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	(43,440)	—	—	(43,440)	(3,463)	(46,903)
Other comprehensive income/ (loss) for the year	—	—	58,580	—	16,060	—	—	(8,073)	—	—	66,567	1,331	67,898
Total comprehensive income/ (loss) for the year	—	—	58,580	—	16,060	—	—	(8,073)	—	108,138	174,705	1,799	176,504

Reduction of issued share capital of the company (Note 22):	(16,500)	—	—	—	—	—	16,500	—	—	—	—	—	—
Reserves for the benefit of government grants (1)	—	—	—	—	—	21,531	—	—	—	(21,531)	—	—	—
Employee share options (Note 23):
- Exercised	—	2,432	—	(778)	—	—	470	—	—	—	2,124	—	2,124
Restricted shares (Note 23):
- Value of employee services	—	—	—	7,563	—	—	—	—	—	—	7,563	—	7,563
- Vested	—	4,647	—	(4,066)	—	1,243	—	—	—	—	1,824	—	1,824
- Forfeited	—	—	—	—	—	85	(85)	—	—	—	—	—	—
- Granted	—	—	—	—	—	(2,106)	2,106	—	—	—	—	—	—
Purchase of own shares (Note 22)	—	(29,970)	—	—	—	—	(6,874)	—	—	—	(36,844)	—	(36,844)
Dividends to shareholders (Note 22)	—	(35,000)	—	—	—	—	—	—	—	—	(35,000)	—	(35,000)
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	(358)	(358)
Balance at December 31, 2022	167,073	793,169	(456,029)	18,792	(44,872)	126,925	(4,792)	281,909	41,574	202,342	1,126,091	37,552	1,163,643
(*) Net of 2,526 of Income tax.
(**) Net of 25,307 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business. (please see Note 24).
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Cash Flows
for the years ended December 31, 2022, 2021 and 2020
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2022	2021	2020
Cash flows from operating activities:
Profit for the year		108,606	130,717	1,070
Adjustments for:
Income tax expense	10	26,758	43,837	12,325
Depreciation	12	188,775	167,297	140,579
Amortization	15	2,265	1,631	1,293
Depreciation of right of use assets	13	63,339	49,199	40,820
(Gain) / loss from the disposal of other property items	8	(3,718)	397	(2,198)
Gain from the sale of farmland and other assets	8	—	—	(2,064)
(Gain) / loss from the sale of subsidiary		—	(10)	554
Bargain purchase gain on acquisition		(10,107)	—	—
Net loss/(gain)from the fair value adjustment of Investment properties	8	2,961	4,331	(1,077)
Equity settled share-based compensation granted	7	10,227	6,406	4,316
Loss from derivative financial instruments and forwards	8, 9	13,685	17,276	10,058
Interest, finance cost related to lease liabilities and other financial expense, net	9	83,130	75,610	47,686
Initial recognition and changes in fair value of non-harvested biological assets (unrealized)		(44,935)	(11,310)	(32,975)
Changes in net realizable value of agricultural produce after harvest (unrealized)		(72)	4,001	481
Provision and allowances		999	1,146	1,940
Net loss / (gain) of inflation effects on the monetary items	9	2,144	(11,541)	(12,064)
Foreign exchange (gains)/ losses, net	9	(19,278)	(18,939)	109,266
Cash flow hedge – transfer from equity	9	40,195	52,650	24,363
Subtotal		464,974	512,698	344,373
Changes in operating assets and liabilities:
Increase in trade and other receivables		(60,753)	(40,449)	(55,233)
Decrease / (increase) in inventories		45,437	(102,815)	(30,165)
(Increase) / decrease in biological assets		(3,686)	7,597	(10,290)
Increase in other assets		(1,056)	(303)	(35)
(Increase) / Decrease in derivative financial instruments		(9,661)	(29,319)	5,234
(Decrease) / Increase in trade and other payables		(64,502)	(1,499)	828
Increase in payroll and social security liabilities		7,681	4,874	4,120
(Decrease) / increase in provisions for other liabilities		(290)	74	380
Net cash generated from operating activities before taxes paid		378,144	350,858	259,212
Income tax paid		(8,118)	(2,196)	(2,087)
Net cash generated from operating activities	(a)	370,026	348,662	257,125

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Cash Flows (Continued)
for the years ended December 31, 2022, 2021 and 2020
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2022	2021	2020
Cash flows from investing activities:
Acquisition of business, net of cash and cash equivalents acquired	21	1,120	—	—
Purchases of property, plant and equipment	12	(217,776)	(199,295)	(168,529)
Purchase of cattle and non-current biological assets	16	(9,096)	(11,776)	(7,339)
Purchases of intangible assets	15	(3,350)	(1,934)	(1,122)
Interest received and others	9	5,199	16,729	25,421
Proceeds from disposal of other property items		2,770	2,946	3,482
Proceeds from the sale of farmland and other assets	21	9,879	8,099	16,022
Proceeds from the sale of subsidiary	21	10,000	10,010	10,149
Acquisition of short-term investment	17	(98,010)	—	—
Net cash used in investing activities	(b)	(299,264)	(175,221)	(121,916)

Cash flows from financing activities:
Proceeds from long-term borrowings	26	41,082	30,972	116,015
Payments of long-term borrowings	26	(14,012)	(108,425)	(34,750)
Proceeds from short-term borrowings	26	347,928	286,115	207,217
Payments of short-term borrowings	26	(192,648)	(328,463)	(233,540)
Interest paid	(c)	(44,788)	(53,587)	(60,026)
Borrowings prepayment related expenses		—	(3,068)	—
Proceeds from exercise of employee share options		2,124	—	—
Collections / (Payments) of derivatives financial instruments		118	2,370	(1,687)
Lease payments		(91,175)	(62,273)	(40,336)
Purchase of own shares		(36,844)	(66,462)	(4,365)
Dividends paid to non-controlling interest		(358)	(311)	(2,447)
Dividends paid to shareholders		(35,000)	—	—
Net cash used from financing activities	(d)	(23,573)	(303,132)	(53,919)
Net increase / (decrease) in cash and cash equivalents		47,189	(129,691)	81,290
Cash and cash equivalents at beginning of year	20	199,766	336,282	290,276
Effect of exchange rate changes and inflation on cash and cash equivalents	(e)	(16,302)	(6,825)	(35,284)
Cash and cash equivalents at end of year	20	230,653	199,766	336,282
(a) Includes (38,043), (30,666) and (14,956) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2022, 2021 and 2020, respectively.
(b) Includes (83), (4,694) and (429) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2022, 2021 and 2020, respectively.
(c) Includes 77, (1,109) and (1,639) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2022, 2021 and 2020, respectively.
(d) Includes 45,359, 41,238 and 15,694 of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2022, 2021 and 2020, respectively.
(e) Includes (7,233), (5,878) and (309) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2022, 2021 and 2020, respectively.

For non-cash transactions, see Note 13 for Right of Use Assets and related to acquisition of subsidiaries, see Note 21.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.    General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group." The Group’s activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. The Farming line of business is further comprised of three reportable segments, which are described in detail in Note 3 to these Consolidated Financial Statements.

Adecoagro is a Public Company listed in the New York Stock Exchange (NYSE) as a foreign registered company under the ticker symbol of AGRO.

These Consolidated Financial Statements have been approved for issue by the Board of Directors on March 7, 2023.

2.    Financial risk management

Risk management principles and processes

The Group’s activities are exposed to a variety of financial risks. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize the Group’s capital costs by using suitable means of financing and to manage and control the Group’s financial risks effectively. The Group uses financial instruments to hedge certain risk exposures.

The Group’s approach to the identification, assessment and mitigation of risk is carried out by a Risk and Commercial Committee, which focuses on timely and appropriate risk management.

The principal financial risks are related to raw material price, end-product price, exchange rate, interest rate, liquidity and credit risk. This section provides a description of the principal risks and uncertainties that could have a material adverse effect on the Group’s strategy, performance, results of operations and financial condition. These risks do not appear in any particular order of materiality or probability of occurrence.

Argentina status:
Since the second half of 2019, the Argentine government instituted certain foreign currency exchange controls, which may restrict or partially restrict access to foreign currency, like the U.S. dollars, to make payments abroad, either for foreign debt or the importation of goods or services, dividend payments and others, without prior authorization. Other restrictions also comprise the deferral of payment of certain public debt instruments and fuel price controls. Those regulations have continued to evolve, sometimes making them more or less stringent depending on the Argentine government’s perception of availability of sufficient national foreign currency reserves. The above has led to the existence of an informal foreign currency market where foreign currencies quote at levels significantly higher than the official exchange rate. However, the only exchange rate available for external commerce is the official exchange rate, which as of December 31, 2022 was Pesos 177 per dollar.

•Exchange rate risk

The Group’s cash flows, statement of income and statement of financial position are presented in U.S. Dollars and may be affected by fluctuations in exchange rates. Currency risks, as defined by IFRS 7, arise on account of monetary assets and liabilities being denominated in a currency that is not the functional currency.

A significant majority of the Group’s business activities is conducted in the functional currencies of the respective subsidiaries (primarily the Brazilian Reais and the Argentine Peso). However, the Group may transact in currencies other than the respective functional currencies, mainly the U.S. Dollar. As such, these subsidiaries may hold U.S. Dollar denominated monetary balances at each year-end as indicated in the tables below.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

The Group’s net financial position exposure to the U.S. Dollar is managed on a case-by-case basis, partly by hedging certain expected cash flows with foreign exchange derivative contracts.

The following tables show the net monetary position of the respective subsidiaries within the Group categorized by functional currency. Non-U.S. Dollar amounts are presented in U.S. Dollars for purpose of these tables.

	2022
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Argentine Peso	(217,659)	—	—	—	(217,659)
Brazilian Reais	—	(481,232)	—	—	(481,232)
U.S. Dollar	(179,319)	(290,366)	22,810	26,745	(420,130)
Uruguayan Peso	—	—	(2,167)	—	(2,167)
Total	(396,978)	(771,598)	20,643	26,745	(1,121,188)

	2021
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Argentine Peso	(33,002)	—	—	—	(33,002)
Brazilian Reais	—	(396,288)	—	—	(396,288)
U.S. Dollar	(267,448)	(270,213)	21,773	30,490	(485,398)
Uruguayan Peso	—	—	(1,837)	—	(1,837)
Total	(300,450)	(666,501)	19,936	30,490	(916,525)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the U.S. Dollar. The Group estimated that, other factors being constant, a hypothetical 10% appreciation/(depreciation) of the U.S. Dollar against the respective functional currencies for the years ended December 31, 2022 and 2021 would have (decreased)/increased the Group’s Profit before income tax for the year. A portion of this effect would have been recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in U.S. Dollars (see Hedge Accounting - Cash Flow Hedge below for details).

		Functional currency
Net monetary position		Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
2022	U.S. Dollar	(17,932)	(29,037)	2,281	(44,688)
2021	U.S. Dollar	(26,745)	(27,021)	2,177	(51,589)

The tables above only consider the effect of a hypothetical appreciation / depreciation of the U.S. Dollars on the Group’s net financial position. A hypothetical appreciation / depreciation of the U.S. Dollar against the functional currencies of the Group’s subsidiaries has historically had a positive / negative effect, respectively, on the fair value of the Group’s biological assets and the end prices of the Group’s agriculture produce, both of which are generally linked to the U.S. Dollar.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

 Hedge Accounting Cash Flow Hedge

The Group formally documents and designates cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in U.S. Dollars using a portion of its borrowings denominated in U.S. Dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps, as needed.

Generally, the principal amounts of long-term borrowings (non-derivative financial instruments) and notional values of foreign currency forward contracts (derivative financial instruments) are designated as hedging instruments. These instruments are exposed to foreign currency risks, mainly Brazilian Reais/ U.S. Dollar related to operations in Brazil and Argentine Peso/U.S. Dollar in Argentina related to operations in Argentina. As of December 31, 2022, and 2021, approximately 10% of projected sales within those countries qualify as highly probable forecast transactions for hedge accounting purposes and are designated as hedged items.

The Group prepares formal documentation to support hedge designation, including an explanation of how the designation of the hedging relationship is aligned with the Group’s Risk Management Policy, identification of the hedging instrument, the hedged transactions, the nature of the risk being hedged and an analysis which demonstrates that the hedge is expected to be highly effective. The Group reassesses the prospective and retrospective effectiveness of the hedge on an ongoing basis comparing the foreign currency component of the carrying amount of the hedging instruments and of the highly probable future sales.

Under cash flow hedge accounting, the effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments are not immediately recognized in profit or loss but are reclassified from equity to profit or loss in the periods when the future sales occur, thus allowing for a more appropriate presentation of the results for the period reflecting the strategy in the Group’s Risk Management Policy.

Currently, based on the Group’s plans, it is expected that the cash flows will occur and affect profit or loss between 2023 and 2027.

For the year ended December 31, 2022, a pre-tax loss of US$15,621 (US$10,565 pre-tax loss in 2021 and US$ 46,145 loss in 2020) was recognized in other comprehensive income and an amount of US$41,371 loss (US$54,650 loss in 2021 and US$26,031 loss in 2020) was reclassified from equity to profit or loss within “Financial results, net”.

•Raw material price risk

Inflation in the costs of raw materials and goods and services from industry suppliers and manufacturers presents risks to project economics. A significant portion of the Group’s cost structure includes the cost of raw materials primarily seeds, fertilizers and agrochemicals, among others. Prices for these raw materials may vary significantly.

•End-product price risk

Prices for commodity products have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry, which affect the profitability of entities engaged in the agribusiness industry. The Group combines different actions to minimize price risk. A percentage of crops are to be sold during and post-harvest period. The Group manages minimum and maximum prices for each commodity as well as gross margin per each crop as to decide when and how to sell. End-product price risks are hedged if economically viable and possible by entering into forward contracts with major trading houses or by using derivative financial instruments, consisting mainly of crops and sugar future contracts, but also includes occasionally put and call options. A movement in end-product futures prices would result in a change in the fair value of the end product hedging contracts. These fair value changes, after taxes, are recorded in the consolidated statement of income.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

Contract positions are designed to ensure that the Group would receive a defined minimum price for certain quantities of its production. The counterparties to these instruments generally are major financial institutions. In entering into these contracts, the Group has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Group does not expect any material losses as a result of counterparty defaults. The Group is also obliged to pay margin deposits and premiums for these instruments. These estimates represent only the sensitivity of the financial instruments to market risk and not the Group exposure to end product price risks as a whole, since the crops and cattle products sales are not financial instruments within the scope of IFRS 7 disclosure requirements.

Liquidity risk

The Group is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature, and that borrowing facilities are not available to meet cash requirements. Failure to manage liquidity risks could have a material impact on the Group’s cash flow and statement of financial position.

Prudent liquidity risk management includes managing the profile of debt maturities and funding sources close oversight of cash flows projections, maintaining sufficient cash, and ensuring the availability of funding from an adequate amount of committed credit facilities and the ability to close out market positions. The Group's ability to fund its existing and prospective debt requirements is managed by maintaining diversified funding sources with adequate available funding lines from high quality lenders; and reaching to have long-term financial facilities.

As of December 31, 2022, cash and cash equivalents of the Group totaled US$230.7 million, which are available for use.

The tables below analyzes the Group’s non-derivative financial liabilities and derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result they do not reconcile to the amounts disclosed on the statement of financial position except for short-term payables where discounting is not applied.

At December 31, 2022	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	197,780	16,843	31	336	214,990
Borrowings	322,923	103,844	772,634	383	1,199,784
Leases Liabilities	67,181	80,986	168,565	185,910	502,642
Derivative financial instruments	2,961	96	—	—	3,057
Total	590,845	201,769	941,230	186,629	1,920,473

At December 31, 2021	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	153,175	15	22	247	153,459
Borrowings	153,311	57,849	245,538	577,178	1,033,876
Leases Liabilities	53,384	53,172	122,625	123,180	352,361
Derivative financial instruments	1,283	—	—	—	1,283
Total	361,153	111,036	368,185	700,605	1,540,979

•Interest rate risk

The Group’s interest rate risk arises from long-term borrowings at floating rates, which expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The interest rate profile of the Group's borrowings is set out in Note 26.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

The Group occasionally manages its cash flow interest rate risk exposure by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates.

The following tables show a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary debt holder. These analyses are performed after giving effect to interest rate swaps.

 The analysis for the year ended December 31, 2022 and 2021 is as follows:

	2022
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Fixed rate:
Argentine Peso	195,982	—	—	—	195,982
Brazilian Reais	—	4,476	—	—	4,476
U.S. Dollar	62,051	388,350	—	149,884	600,285
Subtotal fixed-rate borrowings	258,033	392,826	—	149,884	800,743
Variable rate:
Brazilian Reais	—	188,801	—	—	188,801
U.S. Dollar	18,096	112	—	—	18,208
Subtotal variable-rate borrowings	18,096	188,913	—	—	207,009
Total borrowings as per statement of financial position	276,129	581,739	—	149,884	1,007,752

	2021
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Fixed rate:
Argentine Peso	11,769	—	—	—	11,769
Brazilian Reais	—	10,887	—	—	10,887
U.S. Dollar	96,456	342,522	—	165,173	604,151
Subtotal fixed-rate borrowings	108,225	353,409	—	165,173	626,807
Variable rate:
Brazilian Reais	—	169,597	—	—	169,597
U.S. Dollar	19,793	1,454	—	—	21,247
Subtotal variable-rate borrowings	19,793	171,051	—	—	190,844
Total borrowings as per statement of financial position	128,018	524,460	—	165,173	817,651

For the years ended December 31, 2022 and 2021, if interest rates on floating-rate borrowings had been 1% higher with all other variables held constant, the Group’s Profit before income tax for the years would have decreased as shown below. A 1% decrease in interest rates would have an equal and opposite effect on the income statement.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

	2022
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Variable rate:
Brazilian Reais	—	(1,888)	—	—	(1,888)
U.S. Dollar	(181)	(1)	—	—	(182)
Total effects on profit before income tax	(181)	(1,889)	—	—	(2,070)

	2021
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reias	Uruguayan Peso	U.S. Dollar	Total
Variable rate:
Brazilian Reais	—	(1,696)	—	—	(1,696)
U.S. Dollar	(198)	(15)	—	—	(213)
Total effects on profit before income tax	(198)	(1,711)	—	—	(1,909)

The sensitivity analysis has been determined assuming that the change in interest rates had occurred at the date of the statement of financial position and had been applied to the exposure to interest rate risk for financial instruments in existence at that date. The 100 basis point increase or decrease represents management's assessment of a reasonable possible change in those interest rates, which have the most impact on the Group, specifically the United States and Brazilian rates over the period until the next annual statement of financial position date.

The London Interbank Offered Rate (LIBOR) was the most widely used interest rate benchmark in the world. It was announced in March 2021 that the permanent cessation of LIBOR publication for all currencies would be finalized. Specifically, it was made public that U.S. dollar (USD) LIBOR, the most widely used LIBOR, would be ceased at the end of June 2023.

The Group has exposure only to one existing legacy LIBOR-based contracts in the amount of US$ 18.6 million.

The Group is currently negotiating with its contractual counterparts a replacement of the LIBOR-related contracts. Although the negotiations are not finalized yet, the Group expects that it will obtain similar interest rates as replacements. However, there can be no assurance that all negotiations will be favorable to the Group.

•Credit risk

The Group’s exposure to credit risk mainly arise from the potential non-performance of contractual obligations by the parties, in relation to amounts owed for physical product sales, the use of derivative instruments, and the investment of surplus cash balances. The Group is also exposed to political and economic risk events, which may cause non-payment of foreign currency obligations to the Group.

The Group’s policy is to manage credit exposure to trading counterparties within defined trading limits. All of the Group’s significant counterparties are assigned internal credit limits.

The Group regularly sells to a large base of customers. The type and class of customers may differ depending on the Group’s business segments. For the years ended December 31, 2022 and 2021, more than 71% and 73%, respectively, of the Group’s sales of crops were sold to 34 and 27 well-known customers (both multinational and local) with a good credit history with the Group. In the rice segment 74% and 68% of sales were sold to 79 and 28 well-known customers for the years ended December 31, 2022 and 2021, respectively. In the Sugar, Ethanol and Energy segment, sales of ethanol were concentrated in 66

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
and 39 customers, which represented 100% of total sales of ethanol for the years ended December 31, 2022 and 2021, respectively. Approximately 100% and 86% of the Group’s sales of sugar were concentrated in 158 and 124 well-known traders for the years ended December 31, 2022 and 2021, respectively. For the years ended December 31, 2022 and 2021, 94% and 95% of energy sales were concentrated in 59 and 72 major customers, respectively. In the dairy segment, 62% and 67% of the sales were concentrated in 53 and 18 well-known customers for the years ended December 31, 2022 and 2021, respectively.

No credit limits were exceeded during the reporting periods and management does not expect any losses from non-performance by these counterparties. If any of the Group’s customers are independently rated, these ratings are used. Otherwise, the Group assesses the credit quality of the customer taking into account its financial position, past experience and other factors (see Note 17 for details). The Group may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate. Sales to customers are primarily made by credit with customary payment terms. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance. The Group’s exposure of credit risk arising from trade receivables is set out in Note 18.

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions. As of December 31, 2022 and 2021, the total amount of cash and cash equivalents mainly comprise cash in banks and short-term bank deposits. The Group is authorized to transact with banks rated “BBB+” or higher. As of both December 31, 2022 and 2021, 4 banks (primarily JP Morgan, Banco do Brasil, Credit Agricole and Banco Itaú) accounted for more than 86% and 81%, respectively, of the total cash deposited. The remaining amount of cash and cash equivalents relates to cash in hand. Additionally, during the year ended December 31, 2022, the Group invested in fixed-term bank deposits with mainly two banks (FCI and ING), treasury bills and also entered into derivative contracts (currency forward). The Group’s exposure of credit risk arising from cash and cash equivalents is set out in Note 20.

The Group’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk, interest rate risk and commodity price risk. The Group generally enters into derivative transactions with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to any one counterparty based on an analysis of that counterparty's relative credit standing. The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which counterparty's obligations exceed the obligations with that counterparty.

The Group also entered into crop commodity futures traded in the established trading markets of Argentina and Brazil through well-rated brokers. Management does not expect any counterparty to fail to meet its obligations.

•Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, it may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or buy own shares or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total debt (including current and non-current borrowings as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total borrowings. During the year ended December 31, 2022, the strategy was to maintain the gearing ratio within 0.40 to 0.60, as follows:

	2022	2021
Total borrowings	1,007,752	817,651
Total equity	1,163,643	1,047,830
Total capital	2,171,395	1,865,481
Gearing ratio	0.46	0.44

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
•Derivative financial instruments

As part of its business operations, the Group may uses a variety of derivative financial instruments to manage its exposure to the financial risks discussed above. As part of its strategy, the Group may enter into derivatives of (i) interest rate to manage the composition of floating and fixed rate debt; (ii) currency to manage exchange rate risk, and (iii) crop (future contracts and put and call options) to manage its exposure to price volatility stemming from its integrated crop production activities. The Group’s policy is not to use derivatives for speculative purposes.

Derivative financial instruments involve, to a varying degree, elements of market and credit risk not recognized in the financial statements. The market risk associated with these instruments resulting from price movements is expected to offset the market risk of the underlying transactions, assets and liabilities, being hedged. The counterparties to the agreements relating to the Group’s contracts generally are large institutions with credit ratings equal to or higher than BBB+. The Group continually monitors the credit rating of such counterparties and seeks to limit its financial exposure to any one financial institution. While the contract or notional amounts of derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of the Group’s exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties’ obligations under the contracts exceed the Group’s obligations to the counterparties.

The following tables show the outstanding positions for each type of derivative contract as of the date of each statement of financial position:

▪ Futures / options

As of December 31, 2022:

	2022
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Corn	5	992	(193)	(193)
Soybean	34	12,696	(1,081)	(1,085)
Wheat	9	2,956	111	115
Sugar	99	3,437	(1,526)	(1,778)
Total	147	20,081	(2,689)	(2,941)
 As of December 31, 2021:

	2021
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Corn	6	935	157	157
Soybean	55	17,782	(1,283)	(1,283)
Sugar	87	35,922	671	292
Total	148	54,639	(455)	(834)
(*) Included in the line item “(loss) / gain from commodity derivative financial instruments” of Note 8.
(**) All quantities expressed either in tons or cubic meters, as applicable.
Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

▪Floating-to-fixed interest rate swaps

In April 2022, one of the Group's subsidiaries in Brazil, Usina Monte Alegre (“UMA”) entered into a R$ 20 million loan with Itaú BBA. The loan bears interest at a fixed rate of 13,23% p.a. Concurrently, UMA entered into a swap agreement, to effectively convert the fixed-interest-rate loan into a variable-interest-rate loan denominated in CDI (an interbank floating interest rate in Reais), plus a fixed rate of 1,29%. The swap matures on March 24, 2024, mirroring the loan’s maturity date, and resulted in a recognition of a loss of US$ 90 thousand in 2022.

In December 2020, one of the Group's subsidiaries in Brazil, Adecoagro Vale do Ivinhema entered into an interest rate swap agreement with Itaú BBA for  an aggregate amount of US$400 million. Pursuant to this agreement, Adecoagro Vale do Ivinhema receives IPCA (Extended National Consumer Price Index) plus 4.24% per year and pays CDI (an interbank floating interest rate in Reais) plus 1.85% per year. This swap agreement expires semiannually until December, 2026. This agreement resulted in a recognition of a loss of US$2.2 million in 2022 and a gain of US$2.1 million in 2021.

▪Currency forward

During the year ended December 31, 2022 the Group entered into several currency forward contracts with Brazilian banks, in order to hedge the fluctuation of the Brazilian Reais against the U.S. Dollar, for a total aggregate amount of US$ 4 million. It resulted in the recognition of non-significant gain or losses in 2022.

Also, the Group entered into several currency forward contracts to hedge the fluctuation of the U.S. Dollar against the Euro for a total notional amount of US$ 2.2 million. The currency forward contracts maturity date is March 2023. The outstanding contracts resulted in the recognition of a loss amounting to US$ 0.16 million in 2022. (2021:nil)

Gains and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

3.    Segment information

According to IFRS 8, operating segments are identified based on the ‘management approach’. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Management Committee. IFRS 8 stipulates external segment reporting based on the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•The ‘Farming’ is further comprised of three reportable segments:

•‘Crops’ Segment which consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, peanuts, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group’s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•‘Rice’ Segment which consists of planting, harvesting, processing and marketing of rice.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
•‘Dairy’ Segment which consists of the production and sale of raw milk and industrialized products, including UHT, cheese and powder milk among others.

•‘All Other Segments’ which consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure, namely, Coffee and Cattle.

•‘Sugar, Ethanol and Energy’ Segment which consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and then marketed;

•‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

Total segment assets and liabilities are measured in a manner consistent with that of the Consolidated Financial Statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

Effective July 1, 2018, the Group applied IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”) to its operations in Argentina. IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy be adjusted for the effects of changes in the general price index and be expressed in terms of the current unit of measurement at the closing date of the reporting period (“inflation accounting”). In order to determine whether an economy is classified as hyperinflationary, IAS 29 sets forth a series of factors to be considered, including whether the amount of cumulative inflation nears or exceeds a threshold of 100 % accumulated in three years. Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 from July 1, 2018. (Please see Note 33 - Basis of preparation and presentations).

According to IAS 29, all Argentine Peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine Peso-denominated items in the statement of income should be expressed in terms of the measuring unit current at the end of the reporting period, consequently, income statement items are adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements to the end of the reporting period. This process is called “re-measurement”.

Once the re-measurement process is completed, all Argentine Peso denominated accounts are translated into U.S. Dollars, the Group’s reporting currency, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates”(“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. This process is called “translation”.

The re-measurement and translation processes are applied on a monthly basis until year-end. Due to these processes, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.

Following the adoption of IAS 29 to the Argentine operations of the Group, management changed the information reviewed by the CODM. Accordingly, as from July 1, 2018, (commencement of hyper-inflation accounting in Argentina), the information provided to the CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes as follows. For segment reporting purposes, the segment results of the Argentine operations for each reporting period were adjusted for inflation and translated into the Group’s reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 procedures outlined above.

In order to evaluate the segment’s performance on a monthly basis, results of operations in Argentina are based on monthly data adjusted for inflation and converted into the average exchange rate of the U.S. Dollar each month. These already converted figures are subsequently not readjusted and reconverted as described above under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that the Group uses to translate results

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
of operation from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole.

The Group’s CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.

The following tables show a reconciliation of the reportable segments where the information reviewed by the CODM differs from the reportable segment information measured in accordance with IAS 29 and IAS 21 as per the Consolidated Financial Statements for all years presented. These tables do not include information for the Sugar, Ethanol and Energy reportable segment since this information is not affected by the application of IAS 29 and therefore there is no difference between the information reviewed by the CODM and the information included in the Consolidated Financial Statements:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment reconciliation for the year ended December 31, 2022:

	2022
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	275,200	(2,463)	272,737	203,686	(197)	203,489	236,222	(1,210)	235,012
Cost of goods and services rendered	(252,879)	2,217	(250,662)	(159,940)	(380)	(160,320)	(204,924)	1,039	(203,885)
Initial recognition and changes in fair value of biological assets and agricultural produce	64,133	1,441	65,574	14,802	521	15,323	27,523	(266)	27,257
Gain from changes in net realizable value of agricultural produce after harvest	(21,495)	136	(21,359)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	64,959	1,331	66,290	58,548	(56)	58,492	58,821	(437)	58,384
General and administrative expenses	(13,175)	5	(13,170)	(15,404)	169	(15,235)	(10,378)	181	(10,197)
Selling expenses	(31,672)	208	(31,464)	(34,630)	229	(34,401)	(27,050)	76	(26,974)
Other operating income, net	(1,021)	(653)	(1,674)	79	1	80	(8)	(3)	(11)
Bargain purchase gain on acquisition	—	—	—	10,070	37	10,107	—	—	—
Profit from Operations Before Financing and Taxation	19,091	891	19,982	18,663	380	19,043	21,385	(183)	21,202

Depreciation and amortization	(7,908)	40	(7,868)	(12,112)	97	(12,015)	(10,075)	57	(10,018)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	—	—	—	—	—	—

	2022
	All other segments			Land transformation			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	5,839	(113)	5,726	—	—	—	—	—	—	1,351,707	(3,983)	1,347,724
Cost of goods and services rendered	(5,153)	114	(5,039)	—	—	—	—	—	—	(1,078,737)	2,990	(1,075,747)
Initial recognition and changes in fair value of biological assets and agricultural produce	(336)	57	(279)	—	—	—	—	—	—	214,188	1,753	215,941
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	—	—	—	(22,429)	136	(22,293)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	350	58	408	—	—	—	—	—	—	464,729	896	465,625
General and administrative expenses	(220)	1	(219)	—	—	—	(23,413)	(136)	(23,549)	(84,507)	220	(84,287)
Selling expenses	(257)	4	(253)	—	—	—	(257)	(1)	(258)	(144,031)	516	(143,515)
Other operating income, net	(2,801)	(195)	(2,996)	3,699	6	3,705	(136)	21	(115)	2,693	(823)	1,870
Bargain purchase gain on acquisition	—	—	—	—	—	—	—	—	—	10,070	37	10,107
Profit from Operations Before Financing and Taxation	(2,928)	(132)	(3,060)	3,699	6	3,705	(23,806)	(116)	(23,922)	248,954	846	249,800

Depreciation and amortization	(212)	—	(212)	—	—	—	22	(29)	(7)	(191,205)	165	(191,040)
Net (loss) / gain from Fair value adjustment of investment property	(2,764)	(197)	(2,961)	—	—	—	—	—	—	(2,764)	(197)	(2,961)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment reconciliation for the year ended December 31, 2021:

	2021
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	228,894	11,836	240,730	130,526	4,343	134,869	172,803	10,251	183,054
Cost of goods and services rendered	(203,148)	(10,083)	(213,231)	(109,709)	(2,336)	(112,045)	(149,738)	(8,339)	(158,077)
Initial recognition and changes in fair value of biological assets and agricultural produce	65,704	8,286	73,990	37,119	6,715	43,834	18,336	1,559	19,895
Gain from changes in net realizable value of agricultural produce after harvest	(10,163)	(1,221)	(11,384)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	81,287	8,818	90,105	57,936	8,722	66,658	41,401	3,471	44,872
General and administrative expenses	(10,273)	(827)	(11,100)	(8,891)	(869)	(9,760)	(4,715)	(541)	(5,256)
Selling expenses	(21,925)	(1,494)	(23,419)	(16,618)	(1,490)	(18,108)	(20,779)	(1,793)	(22,572)
Other operating income, net	(3,538)	(185)	(3,723)	239	46	285	(150)	(20)	(170)
Profit from Operations Before Financing and Taxation	45,551	6,312	51,863	32,666	6,409	39,075	15,757	1,117	16,874

Depreciation and amortization	(6,501)	(634)	(7,135)	(8,080)	(814)	(8,894)	(7,144)	(797)	(7,941)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	—	—	—	—	—	—

	2021
	All other segments			Land transformation			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	3,490	199	3,689	—	—	—	—	—	—	1,097,723	26,629	1,124,352
Cost of goods and services rendered	(2,966)	(145)	(3,111)	—	—	—	—	—	—	(834,062)	(20,903)	(854,965)
Initial recognition and changes in fair value of biological assets and agricultural produce	1,380	(18)	1,362	—	—	—	—	—	—	211,198	16,542	227,740
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	—	—	—	(11,658)	(1,221)	(12,879)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	1,904	36	1,940	—	—	—	—	—	—	463,201	21,047	484,248
General and administrative expenses	(173)	(14)	(187)	—	—	—	(22,119)	(1,908)	(24,027)	(65,635)	(4,159)	(69,794)
Selling expenses	(273)	(17)	(290)	—	—	—	(306)	(21)	(327)	(112,847)	(4,815)	(117,662)
Other operating income, net	(3,995)	(470)	(4,465)	6,613	—	6,613	103	(21)	82	(18,118)	(650)	(18,768)
Profit from Operations Before Financing and Taxation	(2,537)	(465)	(3,002)	6,613	—	6,613	(22,322)	(1,950)	(24,272)	266,601	11,423	278,024

Depreciation and amortization	(175)	(15)	(190)	—	—	—	(738)	(49)	(787)	(166,619)	(2,309)	(168,928)
Net (loss) / gain from Fair value adjustment of investment property	(3,884)	(447)	(4,331)	—	—	—	—	—	—	(3,884)	(447)	(4,331)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment reconciliation for the year ended December 31, 2020:

	2020
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	170,114	(1,653)	168,461	102,886	(1,024)	101,862	135,471	(1,997)	133,474
Cost of goods and services rendered	(150,745)	1,495	(149,250)	(74,395)	565	(73,830)	(117,754)	1,747	(116,007)
Initial recognition and changes in fair value of biological assets and agricultural produce	41,777	(934)	40,843	19,449	(772)	18,677	12,638	(294)	12,344
Gain from changes in net realizable value of agricultural produce after harvest	7,078	(71)	7,007	—	—	—	(2)	—	(2)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	68,224	(1,163)	67,061	47,940	(1,231)	46,709	30,353	(544)	29,809
General and administrative expenses	(6,816)	122	(6,694)	(7,045)	146	(6,899)	(4,896)	108	(4,788)
Selling expenses	(18,265)	267	(17,998)	(14,170)	247	(13,923)	(13,824)	284	(13,540)
Other operating income, net	(12,846)	(7)	(12,853)	731	(18)	713	(189)	3	(186)
Profit from Operations Before Financing and Taxation	30,297	(781)	29,516	27,456	(856)	26,600	11,444	(149)	11,295

Depreciation and amortization	(5,397)	111	(5,286)	(6,652)	147	(6,505)	(6,709)	141	(6,568)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	—	—	—	—	—	—

	2020
	All other segments			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	2,545	(37)	2,508	—	—	—	822,475	(4,711)	817,764
Cost of goods and services rendered	(1,984)	22	(1,962)	—	—	—	(615,775)	3,829	(611,946)
Initial recognition and changes in fair value of biological assets and agricultural produce	1,269	(13)	1,256	—	—	—	124,742	(2,013)	122,729
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	7,076	(71)	7,005
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	1,830	(28)	1,802	—	—	—	338,518	(2,966)	335,552
General and administrative expenses	(120)	2	(118)	(19,319)	336	(18,983)	(54,138)	710	(53,428)
Selling expenses	(217)	3	(214)	(202)	7	(195)	(95,866)	808	(95,058)
Other operating income, net	1,069	(2)	1,067	(161)	(8)	(169)	2,033	(46)	1,987
Profit from Operations Before Financing and Taxation	2,562	(25)	2,537	(19,682)	335	(19,347)	190,547	(1,494)	189,053

Depreciation and amortization	(138)	3	(135)	(876)	14	(862)	(142,288)	416	(141,872)
Net (loss) / gain from Fair value adjustment of investment property	1,080	(3)	1,077	—	—	—	1,080	(3)	1,077

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.

Segment analysis for the year ended December 31, 2022:

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of goods and services rendered	275,200	203,686	236,222	5,839	720,947	630,760	—	—	1,351,707
Cost of goods sold and services rendered	(252,879)	(159,940)	(204,924)	(5,153)	(622,896)	(455,841)	—	—	(1,078,737)
Initial recognition and changes in fair value of biological assets and agricultural produce	64,133	14,802	27,523	(336)	106,122	108,066	—	—	214,188
Changes in net realizable value of agricultural produce after harvest	(21,495)	—	—	—	(21,495)	(934)	—	—	(22,429)
Margin on manufacturing and agricultural activities before operating expenses	64,959	58,548	58,821	350	182,678	282,051	—	—	464,729
General and administrative expenses	(13,175)	(15,404)	(10,378)	(220)	(39,177)	(21,917)	—	(23,413)	(84,507)
Selling expenses	(31,672)	(34,630)	(27,050)	(257)	(93,609)	(50,165)	—	(257)	(144,031)
Other operating income, net	(1,021)	79	(8)	(2,801)	(3,751)	2,881	3,699	(136)	2,693
Bargain purchase gain on acquisition	—	10,070	—	—	10,070	—	—	—	10,070
Profit / (loss) from operations before financing and taxation	19,091	18,663	21,385	(2,928)	56,211	212,850	3,699	(23,806)	248,954

Depreciation and amortization	(7,908)	(12,112)	(10,075)	(212)	(30,307)	(160,920)	—	22	(191,205)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	(2,764)	(2,764)	—	—	—	(2,764)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	3,929	3,701	(2,276)	(2,231)	3,123	35,232	—	—	38,355
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	60,204	11,101	29,799	1,895	102,999	72,834	—	—	175,833
Changes in net realizable value of agricultural produce after harvest (unrealized)	72	—	—	—	72	—	—	—	72
Changes in net realizable value of agricultural produce after harvest (realized)	(21,567)	—	—	—	(21,567)	(934)	—	—	(22,501)

Farmlands and farmland improvements, net	457,286	149,251	2,221	56,928	665,686	78,647	—	—	744,333
Machinery, equipment and other fixed assets, net	48,691	58,827	108,589	1,792	217,899	171,307	—	—	389,206
Bearer plants, net	1,057	—	—	—	1,057	351,670	—	—	352,727
Work in progress	7,021	29,061	22,325	2,399	60,806	18,283	—	—	79,089
Right of use assest	18,952	8,594	711	—	28,257	330,681	—	1,243	360,181
Investment property	—	—	—	33,330	33,330	—	—	—	33,330
Goodwill	7,990	1,106	5,263	—	14,359	4,185	—	—	18,544
Biological assets	66,002	52,752	30,045	8,214	157,013	109,431	—	—	266,444
Finished goods	37,539	13,659	12,825	—	64,023	88,693	—	—	152,716
Raw materials, stocks held by third parties and others	62,911	22,129	8,700	291	94,031	27,275	—	—	121,306
Total segment assets	707,449	335,379	190,679	102,954	1,336,461	1,180,172	—	1,243	2,517,876
Borrowings	41,493	113,133	138,241	—	292,867	587,865	—	127,020	1,007,752
Lease liabilities	18,234	8,281	623	—	27,138	310,162	—	680	337,980
Total segment liabilities	59,727	121,414	138,864	—	320,005	898,027	—	127,700	1,345,732

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the year ended December 31, 2021

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of goods and services rendered	228,894	130,526	172,803	3,490	535,713	562,010	—	—	1,097,723
Cost of goods sold and services rendered	(203,148)	(109,709)	(149,738)	(2,966)	(465,561)	(368,501)	—	—	(834,062)
Initial recognition and changes in fair value of biological assets and agricultural produce	65,704	37,119	18,336	1,380	122,539	88,659	—	—	211,198
Changes in net realizable value of agricultural produce after harvest	(10,163)	—	—	—	(10,163)	(1,495)	—	—	(11,658)
Margin on manufacturing and agricultural activities before operating expenses	81,287	57,936	41,401	1,904	182,528	280,673	—	—	463,201
General and administrative expenses	(10,273)	(8,891)	(4,715)	(173)	(24,052)	(19,464)	—	(22,119)	(65,635)
Selling expenses	(21,925)	(16,618)	(20,779)	(273)	(59,595)	(52,946)	—	(306)	(112,847)
Other operating income, net	(3,538)	239	(150)	(3,995)	(7,444)	(17,390)	6,613	103	(18,118)
Profit / (loss) from operations before financing and taxation	45,551	32,666	15,757	(2,537)	91,437	190,873	6,613	(22,322)	266,601

Depreciation and amortization	(6,501)	(8,080)	(7,144)	(175)	(21,900)	(143,981)	—	(738)	(166,619)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	(3,884)	(3,884)	—	—	—	(3,884)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	14,399	4,117	(6,271)	8,904	21,149	(16,294)	—	—	4,855
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	51,305	33,002	24,607	(7,524)	101,390	104,953	—	—	206,343
Changes in net realizable value of agricultural produce after harvest (unrealized)	(4,001)	—	—	—	(4,001)	—	—	—	(4,001)
Changes in net realizable value of agricultural produce after harvest (realized)	(6,162)	—	—	—	(6,162)	(1,495)	—	—	(7,657)

Farmlands and farmland improvements, net	448,608	146,795	2,143	56,315	653,861	73,979	—	—	727,840
Machinery, equipment and other fixed assets, net	47,122	29,543	81,516	1,641	159,822	158,611	—	—	318,433
Bearer plants, net	892	—	—	—	892	294,090	—	—	294,982
Work in progress	3,444	33,200	27,341	1,496	65,481	15,887	—	—	81,368
Right of use assets	13,005	3,361	930	—	17,296	243,469	—	11	260,776
Investment property	—	—	—	32,132	32,132	—	—	—	32,132
Goodwill	7,074	979	4,660	—	12,713	3,913	—	—	16,626
Biological assets	54,886	42,729	18,979	7,257	123,851	71,327	—	—	195,178
Finished goods	37,225	5,015	15,157	—	57,397	80,857	—	—	138,254
Raw materials, stocks held by third parties and others	42,253	14,797	10,416	579	68,045	33,225	—	—	101,270
Total segment assets	654,509	276,419	161,142	99,420	1,191,490	975,358	—	11	2,166,859
Borrowings	31,755	34,230	62,061	—	128,046	524,461	—	165,144	817,651
Lease liabilities	14,106	4,157	924	—	19,187	227,585	—	82	246,854
Total segment liabilities	45,861	38,387	62,985	—	147,233	752,046	—	165,226	1,064,505

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the year ended December 31, 2020

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of goods and services rendered	170,114	102,886	135,471	2,545	411,016	411,459	—	—	822,475
Cost of goods sold and services rendered	(150,745)	(74,395)	(117,754)	(1,984)	(344,878)	(270,897)	—	—	(615,775)
Initial recognition and changes in fair value of biological assets and agricultural produce	41,777	19,449	12,638	1,269	75,133	49,609	—	—	124,742
Changes in net realizable value of agricultural produce after harvest	7,078	—	(2)	—	7,076	—	—	—	7,076
Margin on manufacturing and agricultural activities before operating expenses	68,224	47,940	30,353	1,830	148,347	190,171	—	—	338,518
General and administrative expenses	(6,816)	(7,045)	(4,896)	(120)	(18,877)	(15,942)	—	(19,319)	(54,138)
Selling expenses	(18,265)	(14,170)	(13,824)	(217)	(46,476)	(49,188)	—	(202)	(95,866)
Other operating income, net	(12,846)	731	(189)	1,069	(11,235)	5,495	7,934	(161)	2,033
Profit / (loss) from operations before financing and taxation	30,297	27,456	11,444	2,562	71,759	130,536	7,934	(19,682)	190,547

Depreciation and amortization	(5,397)	(6,652)	(6,709)	(138)	(18,896)	(122,516)	—	(876)	(142,288)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	1,080	1,080	—	—	—	1,080
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	12,211	3,975	(5,151)	2,258	13,293	19,682	—	—	32,975
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	29,566	15,474	17,789	(989)	61,840	29,927	—	—	91,767
Changes in net realizable value of agricultural produce after harvest (unrealized)	(481)	—	—	—	(481)	—	—	—	(481)
Changes in net realizable value of agricultural produce after harvest (realized)	7,559	—	(2)	—	7,557	—	—	—	7,557
Total segment assets and liabilities are measured in a manner consistent with that of the Consolidated Financial Statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Total reportable segments’ assets and liabilities are reconciled to total assets as per the statement of financial position as follows:

	2022	2021
Total reportable assets as per segment information	2,517,876	2,166,859
Intangible assets (excluding goodwill)	17,576	14,711
Deferred income tax assets	8,758	10,321
Trade and other receivables	228,378	188,080
Other assets	1,701	1,079
Derivative financial instruments	5,342	1,585
Restricted short-term investment	98,571	—
Cash and cash equivalents	230,653	199,766
Total assets as per the statement of financial position	3,108,855	2,582,401

	2022	2021
Total reportable liabilities as per segment information	1,345,732	1,064,505
Trade and other payables	259,607	169,030
Deferred income tax liabilities	301,414	265,848
Payroll and social liabilities	31,545	26,294
Provisions for other liabilities	3,435	5,986
Current income tax liabilities	422	1,625
Derivative financial instruments	3,057	1,283
Total liabilities as per the statement of financial position	1,945,212	1,534,571

Non-current assets and revenues and fair value gains and losses are shown by geographic region. These are the regions in which the Group is active: Argentina, Brazil, Uruguay and others.

As of and for the year ended December 31, 2022:

	Argentina	Brazil	Uruguay	Others (*)	Total
Property, plant and equipment	914,444	620,065	30,846	—	1,565,355
Investment property	33,330	—	—	—	33,330
Goodwill	14,359	4,185	—	—	18,544
Non-current portion of biological assets	30,622	—	—	—	30,622
					—
Sales of goods and services rendered	373,746	494,215	472,538	11,208	1,351,707
Initial recognition and changes in fair value of biological assets and agricultural produce	102,656	108,066	3,466	—	214,188
Changes in net realizable value of agricultural produce after harvest	(21,482)	(934)	(13)	—	(22,429)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
As of and for the year ended December 31, 2021:

	Argentina	Brazil	Uruguay	Others (*)	Total
Property, plant and equipment	868,527	542,710	11,386	—	1,422,623
Investment property	32,132	—	—	—	32,132
Goodwill	12,713	3,913	—	—	16,626
Non-current portion of biological assets	19,355	—	—	—	19,355

Sales of goods and services rendered	284,026	385,959	427,661	77	1,097,723
Initial recognition and changes in fair value of biological assets and agricultural produce	120,255	88,659	2,284	—	211,198
Changes in net realizable value of agricultural produce after harvest	(9,679)	(1,496)	(483)	—	(11,658)
(*) It includes the initial operations in Chile which are not disclosed separately on materiality grounds.
As of and for the year ended December 31, 2020:

	Argentina	Brazil	Uruguay	Total
Sales of goods and services rendered	389,018	411,779	21,678	822,475
Initial recognition and changes in fair value of biological assets and agricultural produce	72,391	50,348	2,003	124,742
Changes in net realizable value of agricultural produce after harvest	6,770	(88)	394	7,076

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Sales

	2022	2021	2020
Manufactured products and services rendered:
Ethanol	387,124	291,883	199,062
Sugar	188,769	208,365	171,102
Energy (*)	34,919	50,321	42,756
Peanut	63,041	60,939	46,708
Sunflower	14,948	11,282	10,433
Cotton	6,780	2,540	1,969
Rice (*)	188,263	127,272	96,397
Fluid milk (UHT)	76,596	62,875	54,380
Powder milk (*)	84,257	62,728	40,500
Other diary products	37,648	28,834	17,205
Services	10,987	7,309	4,774
Rental income	841	615	584
Others	24,199	13,069	5,623
	1,118,372	928,032	691,493
Agricultural produce and biological assets:
Soybean	81,757	71,687	44,271
Corn	71,188	59,803	44,475
Wheat	19,915	27,349	14,457
Rice	3,994	—	—
Sunflower	9,885	6,167	633
Barley	4,175	1,684	275
Seeds	1,940	1,559	1,732
Raw milk	21,623	16,468	12,817
Cattle	5,039	3,111	1,959
Cattle for dairy	7,543	4,994	2,729
Others	2,293	3,498	2,923
	229,352	196,320	126,271
Total sales	1,347,724	1,124,352	817,764
(*) Includes sales of energy, rice and powder milk produced by third parties for an amount of US$ 4.5 million. (sales of rice, energy and butter for an amount of US$ 11.5 million and US$ 13.9 million for the years 2021 and 2020 respectively).

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery of the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$89.9 million as of December 31, 2022 (2021: US$75.9 million; 2020: US$42.2 million) and comprised primarily of 34,879 thousand tons of sugar (US$ 26.1 million), 34,905 thousand m3 of ethanol (US$21.5 million), 543,795 thousand mwh of energy (US$28.8 million), 5,498 thousand tons of soybean (US$2.0 million), 15,051 thousand tons of wheat (US$5.1 million), and 16,112 thousand tons of corn (US$3.5 million) which expire between January and December 2023.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.    Cost of goods sold and services rendered

For the year ended December 31:

	2022
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of year (Note 19)	37,225	5,015	15,157	—	80,857	138,254
Cost of production of manufactured products (Note 6)	68,510	165,330	180,723	—	455,336	869,899
Purchases	10,528	1,866	1,285	—	856	14,535
Acquisition of subsidiaries	—	8,413	—	—	—	8,413
Agricultural produce	240,469	—	21,647	5,039	11,571	278,726
Transfer to raw material	(75,158)	(6,549)	—	—	—	(81,707)
Direct agricultural selling expenses	25,623	—	—	—	—	25,623
Tax recoveries (i)	—	—	—	—	(17,800)	(17,800)
Changes in net realizable value of agricultural produce after harvest	(21,359)	—	—	—	(934)	(22,293)
Loss of idle capacity	—	—	—	—	7,507	7,507
Finished goods at the end of the year (Note 19)	(37,539)	(13,659)	(12,825)	—	(88,693)	(152,716)
Exchange differences	2,363	(96)	(2,102)	—	7,141	7,306
Cost of goods sold and services rendered	250,662	160,320	203,885	5,039	455,841	1,075,747

(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

For the year ended December 31:

	2021
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of year	30,267	5,970	6,489	—	34,315	77,041
Cost of production of manufactured products (Note 6)	59,590	124,304	158,083	—	415,408	757,385
Purchases	26,880	569	—	—	4,860	32,309
Agricultural produce	224,788	—	16,468	3,111	10,944	255,311
Transfer to raw material	(73,068)	(7,240)	—	—	—	(80,308)
Direct agricultural selling expenses	22,642	—	—	—	—	22,642
Tax recoveries (i)	—	—	—	—	(19,423)	(19,423)
Changes in net realizable value of agricultural produce after harvest	(11,384)	—	—	—	(1,495)	(12,879)
Loss of idle capacity	—	—	—	—	14,270	14,270
Finished goods at the end of the year (Note 19)	(37,225)	(5,015)	(15,157)	—	(80,857)	(138,254)
Exchange differences	(29,259)	(6,543)	(7,806)	—	(9,521)	(53,129)
Cost of goods sold and services rendered	213,231	112,045	158,077	3,111	368,501	854,965
(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.    Cost of goods sold and services rendered (continued)

For the year ended December 31:

	2020
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of year	17,830	5,805	4,779	—	36,864	65,278
Cost of production of manufactured products (Note 6)	44,074	79,507	102,933	—	285,627	512,141
Purchases	3,648	—	—	—	6,088	9,736
Agricultural produce	137,204	—	15,546	1,962	—	154,712
Transfer to raw material	(46,192)	(4,256)	—	—	—	(50,448)
Direct agricultural selling expenses	16,467	—	—	—	—	16,467
Tax recoveries (i)	—	—	—	—	(21,765)	(21,765)
Changes in net realizable value of agricultural produce after harvest	7,007	—	(2)	—	—	7,005
Finished goods at the end of the year (Note 19)	(30,267)	(5,970)	(6,489)	—	(34,315)	(77,041)
Exchange differences	(521)	(1,256)	(760)	—	(1,602)	(4,139)
Cost of goods sold and services rendered	149,250	73,830	116,007	1,962	270,897	611,946

(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature

The statement of income is presented under the function of expense method. Under this method, expenses are classified according to their function as “cost of goods sold and services rendered," “general and administrative expenses” and “selling expenses”.

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the year ended December 31, 2022:

	Cost of production of manufactured products (Note 5)					General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	4,216	12,362	11,627	35,890	64,095	39,347	9,472	112,914
Raw materials and consumables	367	367	29,317	14,094	44,145	—	—	44,145
Depreciation and amortization	4,463	3,814	4,007	123,960	136,244	18,109	1,408	155,761
Depreciation of right of use assets	—	115	971	7,475	8,561	7,702	99	16,362
Fuel, lubricants and others	239	249	1,886	38,813	41,187	712	340	42,239
Maintenance and repairs	1,264	3,320	1,856	22,674	29,114	1,718	741	31,573
Freights	519	9,319	2,862	75	12,775	—	57,913	70,688
Export taxes / selling taxes	—	—	—	—	—	—	39,202	39,202
Export expenses	—	—	—	—	—	—	17,963	17,963
Contractors and services	2,218	720	569	7,044	10,551	—	—	10,551
Energy transmission	—	—	—	—	—	—	3,053	3,053
Energy power	1,577	3,172	3,189	733	8,671	373	89	9,133
Professional fees	59	86	110	837	1,092	8,337	802	10,231
Other taxes	25	117	110	2,775	3,027	852	63	3,942
Contingencies	—	—	—	—	—	568	—	568
Lease expense and similar arrangements	178	682	197	—	1,057	1,153	271	2,481
Third parties raw materials	8,270	23,934	75,674	13,693	121,571	—	—	121,571
Tax recoveries	—	—	—	(556)	(556)	—	—	(556)
Others	1,335	2,736	1,269	4,322	9,662	5,416	12,099	27,177
Subtotal	24,730	60,993	133,644	271,829	491,196	84,287	143,515	718,998
Own agricultural produce consumed	43,780	104,337	47,079	183,507	378,703	—	—	378,703
Total	68,510	165,330	180,723	455,336	869,899	84,287	143,515	1,097,701

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature (continued)

Expenses by nature for the year ended December 31, 2021:

	Cost of production of manufactured products (Note 5)					General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	3,651	6,841	9,268	27,072	46,832	30,727	7,221	84,780
Raw materials and consumables	578	373	24,755	13,036	38,742	—	—	38,742
Depreciation and amortization	3,930	2,692	3,590	108,709	118,921	14,280	1,304	134,505
Depreciation of right of use assets	—	102	602	5,700	6,404	7,173	49	13,626
Fuel, lubricants and others	336	89	1,730	24,747	26,902	854	279	28,035
Maintenance and repairs	1,341	1,851	1,779	16,797	21,768	1,956	800	24,524
Freights	644	8,154	2,377	607	11,782	—	38,970	50,752
Export taxes / selling taxes	—	—	—	—	—	—	43,509	43,509
Export expenses	—	—	—	—	—	—	11,745	11,745
Contractors and services	2,587	235	260	6,758	9,840	—	—	9,840
Energy transmission	—	—	—	—	—	—	2,347	2,347
Energy power	1,276	1,501	2,544	839	6,160	335	85	6,580
Professional fees	78	84	140	692	994	7,600	815	9,409
Other taxes	23	92	118	3,049	3,282	582	62	3,926
Contingencies	—	—	—	—	—	855	—	855
Lease expense and similar arrangements	162	319	257	—	738	1,863	251	2,852
Third parties raw materials	2,804	2,852	62,737	15,240	83,633	—	—	83,633
Tax recoveries	—	—	—	(1,546)	(1,546)	—	—	(1,546)
Others	962	5,273	2,166	2,636	11,037	3,569	10,225	24,831
Subtotal	18,372	30,458	112,323	224,336	385,489	69,794	117,662	572,945
Own agricultural produce consumed	41,218	93,846	45,760	191,072	371,896	—	—	371,896
Total	59,590	124,304	158,083	415,408	757,385	69,794	117,662	944,841

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature (continued)

Expenses by nature for the year ended December 31, 2020:

	Cost of production of manufactured products (Note 5)
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total	General and Administrative Expenses	Selling Expenses	Total
Salaries, social security expenses and employee benefits	2,348	4,466	7,452	26,341	40,607	25,519	5,206	71,332
Raw materials and consumables	448	3,072	14,486	8,743	26,749	—	—	26,749
Depreciation and amortization	2,929	2,016	2,812	93,211	100,968	12,490	985	114,443
Depreciation right-of-use and other leases	—	19	461	6,208	6,688	3,557	24	10,269
Fuel, lubricants and others	131	68	2,030	16,543	18,772	428	187	19,387
Maintenance and repairs	639	1,492	1,141	12,581	15,853	954	476	17,283
Freights	172	4,617	1,708	649	7,146	—	33,111	40,257
Export taxes / selling taxes	—	—	—	—	—	—	35,966	35,966
Export expenses	—	—	—	—	—	—	8,801	8,801
Contractors and services	1,358	116	54	5,086	6,614	—	—	6,614
Energy transmission	—	—	—	—	—	—	2,231	2,231
Energy power	803	1,015	1,879	764	4,461	137	114	4,712
Professional fees	32	35	103	447	617	6,261	1,060	7,938
Other taxes	20	76	97	2,312	2,505	376	21	2,902
Contingencies	—	—	—	—	—	703	—	703
Lease expense and similar arrangements	111	182	137	—	430	283	226	939
Third parties raw materials	3,257	6,578	42,051	13,547	65,433	—	—	65,433
Tax recoveries	—	—	—	(1,087)	(1,087)	—	—	(1,087)
Others	524	1,219	1,975	1,613	5,331	2,720	6,650	14,701
Subtotal	12,772	24,971	76,386	186,958	301,087	53,428	95,058	449,573
Own agricultural produce consumed	31,302	54,536	26,547	98,669	211,054	—	—	211,054
Total	44,074	79,507	102,933	285,627	512,141	53,428	95,058	660,627

7.    Salaries and social security expenses

	2022	2021	2020
Wages and salaries (i)	132,010	101,818	89,662
Social security costs	36,932	30,296	27,430
Equity-settled share-based compensation	10,227	6,406	4,316
	179,169	138,520	121,408
(i)Includes US$30,014, US$25,105 and US$32,714, capitalized in Property, Plant and Equipment for the years 2022, 2021 and 2020, respectively.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.    Other operating (expense) / income, net

	2022	2021	2020
Loss from commodity derivative financial instrument	(6,842)	(15,990)	(8,320)
Gain / (loss) from disposal of other property items	3,718	(397)	2,198
Net (loss) / gain from fair value adjustment of investment property	(2,961)	(4,331)	1,077
Gain from disposal of farmland and other assets (Note 21)	—	—	2,064
Gain / (loss) from the sale of subsidiaries (Note 21)	—	10	(554)
Others	7,955	1,940	5,522
	1,870	(18,768)	1,987

9.    Financial results, net

	2022	2021	2020
Finance income:
- Interest income	5,781	4,081	4,084
-Foreign exchange gains, net	19,278	18,939	—
- Gain from interest rate/foreign exchange rate derivative financial instruments	—	512	92
- Other income	249	13,138	21,878
Finance income	25,308	36,670	26,054

Finance costs:
- Interest expense	(50,037)	(62,536)	(58,282)
- Finance cost related to lease liabilities	(31,113)	(16,502)	(12,532)
- Cash flow hedge – transfer from equity (Note 2)	(40,195)	(52,650)	(24,363)
- Foreign exchange losses, net	—	—	(109,266)
- Taxes	(4,862)	(7,073)	(4,559)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(2,384)	—	—
- Borrowings prepayment related expenses (Brazilian subsidiaries)	—	(3,068)	—
-Finance discount	—	(3,741)	—
- Other expenses	(9,009)	(6,111)	(4,774)
Finance costs	(137,600)	(151,681)	(213,776)
Other financial results - Net (loss) / gain of inflation effects on monetary items	(2,144)	11,541	12,064
Total financial results, net	(114,436)	(103,470)	(175,658)

10.    Taxation

Adecoagro is subject to the applicable general tax regulations in Luxembourg.

The Group’s income tax has been calculated on the estimated assessable taxable results for the year at the rates prevailing in the respective foreign tax jurisdictions. The subsidiaries of the Group are required to calculate their income taxes on a separate basis according to the rules and regulations of the jurisdictions where they operate. Therefore, the Group is not legally permitted to compensate subsidiaries’ losses against subsidiaries’ income. The details of the provision for the Group’s consolidated income tax are as follows:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

	2022	2021	2020
Current income tax	(4,655)	(4,338)	(2,840)
Deferred income tax	(22,103)	(39,499)	(9,485)
Income tax expense	(26,758)	(43,837)	(12,325)

The statutory tax rate in the countries where the Group operates for all of the years presented are:

Tax Jurisdiction	Income Tax Rate
Argentina (i)	35%
Brazil	34%
Uruguay	25%
Spain	25%
Luxembourg	24.94%
Chile	27%

(i) In June 2021, the Argentine Government introduced changes to the income tax laws whereby it established an increasing rate scheme starting at 25% up to 35% for income tax gains over Pesos 76 million (0.4 million US$). The revised scheme was effective as from fiscal year 2021. It also established a 7% withholding tax for dividends.

Deferred tax assets and liabilities of the Group as of December 31, 2022 and 2021, without taking into consideration the offsetting of balances within the same tax jurisdiction, will be recovered or settled as follows:

	2022	2021
Deferred income tax asset to be recovered after more than 12 months	127,878	107,552
Deferred income tax asset to be recovered within 12 months	17,862	21,976
Deferred income tax assets	145,740	129,528

Deferred income tax liability to be settled after more than 12 months	(371,047)	(367,292)
Deferred income tax liability to be settled within 12 months	(67,349)	(17,763)
Deferred income tax liability	(438,396)	(385,055)
Deferred income tax liability, net	(292,656)	(255,527)

The gross movement on the deferred income tax account is as follows:

	2022	2021
Beginning of year	(255,527)	(162,556)
Exchange differences	(30,187)	(40,644)
Changes of fair value valuation for farmlands	25,307	(9,953)
Acquisition of subsidiary (Note 21)	(1,562)	—
Others	(1,247)	(349)
Tax credit relating to cash flow hedge (i)	(7,337)	(2,526)
Income tax expense	(22,103)	(39,499)
End of year	(292,656)	(255,527)

(i) Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income amounting to US$15,621 for the year ended December 31, 2022 (2021: US$46,145; 2020: US$75,822); net of the reclassification from Equity to the Income Statement of US$ 40,388 for the year ended December 31, 2022 (2021: US$ 26,031; 2020: US$32,305).

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

The movement in the deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax liabilities	Property, plant and equipment	Investment property	Biological assets	Others	Total
At January 1, 2021	268,252	9,878	10,217	8,555	296,902
Charged / (credited) to the statement of income	43,270	(817)	(755)	(1,811)	39,887
Farmlands revaluation	11,469	(1,516)	—	—	9,953
Exchange differences	32,167	2,336	1,797	2,013	38,313
At December 31, 2021	355,158	9,881	11,259	8,757	385,055
Charged / (credited) to the statement of income	19,318	(1,145)	18,105	232	36,510
Farmlands revaluation	(24,271)	(1,036)	—	—	(25,307)
Acquisition of subsidiaries	1,562	—	—	—	1,562
Exchange differences	37,379	1,279	1,097	821	40,576
At December 31, 2022	389,146	8,979	30,461	9,810	438,396

Deferred income tax assets	Provisions	Tax loss carry forwards	Equity-settled share-based compensation	Borrowings	Biological assets	Others	Total
At January 1, 2021	7,281	67,817	5,171	51,338	—	2,739	134,346
Charged / (credited) to the statement of income	1,978	13,108	—	(13,589)	452	(1,561)	388
Tax charge relating to cash flow hedge	—	(2,526)	—	—	—	—	(2,526)
Exchange differences	20	3,158	—	(2,952)	(386)	(2,171)	(2,331)
Others	—	—	(349)	—	—	—	(349)
At December 31, 2021	9,279	81,557	4,822	34,797	66	(993)	129,528
(Credited) / charged to the statement of income	(3,900)	29,087	—	(11,115)	(66)	401	14,407
Tax charge relating to cash flow hedge	—	(7,337)	—	—	—	—	(7,337)
Exchange differences	1,243	6,888	—	2,250	—	8	10,389
Others	—	—	(1,247)	—	—	—	(1,247)
At December 31, 2022	6,622	110,195	3,575	25,932	—	(584)	145,740

Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years. Tax loss carry forwards in Brazil and Luxembourg do not expire. However, in Brazil, the taxable profit for each year can only be reduced by tax loss carry forward up to a maximum of 30%.

In order to fully realize the deferred tax asset, the Group will need to generate future taxable income in the countries where the tax loss carry forward were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible
.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

As of December 31, 2022, the Group’s tax loss carry forwards and their corresponding jurisdictions are as follows:

Jurisdiction	Tax loss carry forward	Expiration period
Argentina (1)	175,658	5 years
Brazil	127,838	No expiration date.
Uruguay	1,546	5 years
Luxembourg	23,677	No expiration date.

(1) As of December 31, 2022, the aging of the determination tax loss carry forward in Argentina is as follows:

Year of generation	Amount
2018	26,606
2019	72,768
2020	15,288
2021	113
2022	60,883

The tax on the Group’s profit before income tax differs from the theoretical amount that would arise using the tax rates applicable to profits in the respective countries as follows:

	2022	2021	2020
Tax calculated at the tax rates applicable to profits in the respective countries	(43,827)	(54,291)	(4,184)
Non-deductible items	(1,921)	(3,459)	(7,642)
Effect of the changes in the statutory income tax rate in Argentina	(2,237)	(31,962)	6,324
Unused tax losses	—	482	(710)
Tax losses where no deferred tax asset was recognized	(107)	—	—
Non-taxable income	16,879	13,604	11,060
Previously unrecognized tax losses now recouped to reduce tax expenses (1)	19,419	38,121	1,529
Effect of IAS 29 and tax adjustment per inflation in Argentina	(18,195)	(6,402)	(19,239)
Others	3,231	70	537
Income tax expense	(26,758)	(43,837)	(12,325)

(1) 2022 includes 16,044 of adjustment by inflation of tax loss carryforwards in Argentina (37,175 in 2021).

Tax Inflation Adjustment in Argentina

Laws 27,430, 27,468 and 27,541 introduced several amendments to the income tax inflation adjustments provided by t.he Income Tax Law. According to these provisions, and effective as from fiscal years beginning on or after January 1, 2018, the inflation adjustment procedure set out in Title VI of the Income Tax Law shall be applicable in fiscal years in which the variation of IPC price index, accumulated in the 36 months immediately preceding the end of the relevant fiscal year, is higher than 100%. As from its effectiveness, this procedure is applicable because the variation of the IPC reached the prescribed limits.

However, Section 39 of Law No. 24,073 suspended the application of the provisions of Title VI of the Income Tax Law relating to the income tax inflation adjustment since April 1, 1992 to certain items, such as, fixed assets, inventory, and tax loss carryforwards, among others.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

After the economic crisis of 2002, many taxpayers began to question the legality of the provisions suspending the income tax inflation adjustment. Also, the Argentine Supreme Court of Justice issued its verdict in the "Candy" case July 3, 2009 in which it stated that particularly for fiscal year 2002 and considering the serious state of disturbance of that year, the taxpayer could demonstrate that not applying the income tax inflation adjustment resulted in confiscatory income tax rates.

More recently, the Argentine Supreme Court of Justice applied a similar criterion to the 2010, 2011, 2012 and 2014 fiscal years in the cases brought by “Distribuidora Gas del Centro” (10/14/14, 06/02/15, 10/04/16 and 06/25/19), among others, enabling the application of income tax inflation adjustment for periods not affected by a severe economic crisis such as 2002.

The Company believes that the lack of application of the income tax inflation adjustment is confiscatory. Accordingly, based on the precedents and the opinion of external and internal tax advisors, the Company has adjusted all items for inflation including those suspended by Section 39 of Law 24, 073 as described above. The net effect of the inflation adjustment resulted in a deferred tax asset of US$53.2 million as of December 31, 2022.

The application of local tax laws require interpretation, and accordingly involves the application of judgement and is open to challenge by the relevant tax authorities. This gives rise to a level of uncertainty. Provisions for uncertain tax positions are established in accordance with IFRIC 23 based on an assessment of the range of likely tax outcomes in open years and reflecting the strength of technical arguments. Amounts are provided for individual tax uncertainties based on management’s assessment of whether the most likely amount or an expected amount based on a probability weighted methodology is the more appropriate predicter of amounts that the Company is ultimately expected to settle. When making this assessment, the Company utilizes specialist in-house tax knowledge and experience and takes into consideration specialist tax advice from third party advisers on specific items. The Company has not provided any amount in this case based on its belief that it has solid arguments to support its position.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of shares in issue during the period excluding ordinary shares held as treasury shares (Note 23).

	2022	2021	2020
Profit from operations attributable to equity holders of the Group	108,138	130,669	412
Weighted average number of shares in issue (thousands)	110,079	115,148	117,453
Basic earnings per share	0.982	1.135	0.003

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has two categories of dilutive potential shares: equity-settled share options and restricted units. For these instruments, a calculation is done to determine the number of shares that could have been acquired at fair value, based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the equity-settled share options. During 2022, the share options outstanding average were 361 thousands (2021: 466 thousands; 2020: 261 thousands) share options outstanding.

	2022	2021	2020
Profit from operations attributable to equity holders of the Group	108,138	130,669	412
Weighted average number of shares in issue (thousands)	110,079	115,148	117,453
Adjustments for:
- Employee share options and restricted units (thousands)	361	466	261
Weighted average number of shares for diluted earnings per share (thousands)	110,440	115,614	117,714
Diluted earnings per share	0.979	1.130	0.003

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.    Property, plant and equipment, net

Changes in the Group’s property, plant and equipment, net in 2022 and 2021 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Bearer plants	Others	Work in progress	Total
At January 1, 2021
Fair value for farmlands / Cost	694,166	44,278	379,666	743,444	676,516	25,189	57,740	2,620,999
Accumulated depreciation	—	(22,693)	(202,062)	(647,539)	(371,687)	(18,726)	—	(1,262,707)
Net book amount	694,166	21,585	177,604	95,905	304,829	6,463	57,740	1,358,292
At December 31, 2021
Opening net book amount	694,166	21,585	177,604	95,905	304,829	6,463	57,740	1,358,292
Exchange differences	142,390	2,772	20,923	(4,804)	(34,433)	20,567	9,299	156,714
Additions	—	169	11,681	55,463	88,530	2,615	46,371	204,829
Revaluation surplus	(126,675)	—	—	—	—	—	—	(126,675)
Reclassification from investment property	1,380	—	—	—	—	—	—	1,380
Transfers	—	(4,773)	23,049	13,471	149	104	(32,000)	—
Disposals	—	(8)	(126)	(4,078)	—	(63)	(42)	(4,317)
Reclassification to non-income tax credits (*)	—	—	—	(303)	—	—	—	(303)
Depreciation	—	(3,166)	(25,452)	(72,471)	(64,093)	(2,115)	—	(167,297)
Closing net book amount	711,261	16,579	207,679	83,183	294,982	27,571	81,368	1,422,623

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Bearer plants	Others	Work in progress	Total
At December 31, 2021
Fair value for farmlands / Cost	711,261	42,438	435,193	803,193	730,762	48,412	81,368	2,852,627
Accumulated depreciation	—	(25,859)	(227,514)	(720,010)	(435,780)	(20,841)	—	(1,430,004)
Net book amount	711,261	16,579	207,679	83,183	294,982	27,571	81,368	1,422,623
Year ended December 31, 2022
Opening net book amount	711,261	16,579	207,679	83,183	294,982	27,571	81,368	1,422,623
Exchange differences	88,546	1,518	16,237	19,580	15,447	1,389	9,149	151,866
Additions	—	—	13,489	62,637	112,614	3,318	41,960	234,018
Revaluation surplus	(72,216)	—	—	—	—	—	—	(72,216)
Acquisition of subsidiaries	—	—	21,331	—	—	—	—	21,331
Transfers	—	2,192	41,167	10,198	—	(169)	(53,388)	—
Disposals	—	—	(953)	(2,278)	—	(103)	—	(3,334)
Reclassification to non-income tax credits (*)	—	—	—	(158)	—	—	—	(158)
Depreciation	—	(3,547)	(30,570)	(81,950)	(70,316)	(2,392)	—	(188,775)
Closing net book amount	727,591	16,742	268,380	91,212	352,727	29,614	79,089	1,565,355
At December 31, 2022
Fair value for farmlands / Cost	727,591	46,148	526,464	893,172	858,823	52,846	79,089	3,184,133
Accumulated depreciation	—	(29,406)	(258,084)	(801,960)	(506,096)	(23,232)	—	(1,618,778)
Net book amount	727,591	16,742	268,380	91,212	352,727	29,614	79,089	1,565,355

(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of December 31, 2022 and 2021, ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) tax credits were reclassified to trade and other receivables.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.    Property, plant and equipment, net (continued)

Depreciation is calculated using the straight-line method to allocate their cost over the estimated useful lives. Farmlands are not depreciated.

Farmland improvements	5-25 years
Buildings and facilities	20 years
Furniture and fittings	10 years
Computer equipment	3-5 years
Machinery and equipment	4-10 years
Vehicles	4-5 years
Bearer plants	6 years - based on productivity

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. Farmlands are measured at fair value using a sales comparison approach. prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant assumption being the price per hectare (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the sales price for the year ended December 31, 2022 would have reduced the value of the farmlands on US$72.8 million (2021: US$71 million), which would impact, net of its tax effect on the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity. Should farmlands be carried at historical cost, the net book value as of December 31, 2022 would have been US$294,8 million.

Depreciation charges are included in “Cost of production of Biological Assets," “Cost of production of manufactures products,”“General and administrative expenses,”“Selling expenses” and capitalized in “Property, plant and equipment” for the years ended December 31, 2022, 2021 and 2020.

During the year ended December 31, 2022, borrowing costs of US$3.3 million (2021:US$2.8 million) were capitalized as components of the cost of acquisition or construction for qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$129.3 million as of December 31, 2022 (2021: US$124.6 million).

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.    Right of use assets, net

    Changes in the Group’s right of use assets, net in 2022 and 2021 were as follows:

	Agricultural partnerships (*)	Others	Total
At January 1, 2021
Opening net book amount	192,270	17,424	209,694
Exchange differences	(10,191)	(55)	(10,246)
Additions and re-measurements	95,030	15,497	110,527
Depreciation	(41,138)	(8,061)	(49,199)
Closing net book amount	235,971	24,805	260,776

At December 31, 2022
Opening net book amount	235,971	24,805	260,776
Exchange differences	13,223	1,593	14,816
Additions and re-measurements	140,724	7,204	147,928
Depreciation	(56,356)	(6,983)	(63,339)
Closing net book amount	333,562	26,619	360,181

    (*) Agricultural partnership has an average term of 6 years.

Depreciation charges are included in “Cost of production of Biological Assets,”“Cost of production of manufactures products,”“General and administrative expenses,”“Selling expenses” and capitalized in “Property, plant and equipment” for the year ended December 31, 2022, 2021 and 2020.

14.    Investment property

Changes in the Group’s investment property in 2022 and 2021 were as follows:

	2022	2021
Beginning of the year	32,132	31,179
Net loss from fair value adjustment (Note 8)	(2,961)	(4,331)
Reclassification to property, plant and equipment (i)	—	(1,380)
Exchange difference	4,159	6,664
End of the year	33,330	32,132
Fair value	33,330	32,132
Net book amount	33,330	32,132

(i) Relates with the expiration of contracts with third parties.

Investment properties are measured at fair value using a sales comparison approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant assumption being the price per hectare (Level 3). The increase /decrease in the fair value of investment property is recognized in the Statement of income under the line item "Other operating income, net". The Group estimated that, other factors being constant, a 10% reduction on the sales price for the period ended December 31, 2022 and 2021 would have caused a reduction of US$3.3 million and US$3.2 million respectively in the value of the investment properties, which would impact the line item "Net gain from fair value adjustment

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Intangible assets, net

Changes in the Group’s intangible assets, net in 2022 and 2021 were as follows:

	Goodwill	Software	Trademarks	Others	Total
At January 1, 2021
Cost	14,482	11,799	9,118	441	35,840
Accumulated amortization	—	(6,535)	(1,968)	(407)	(8,910)
Net book amount	14,482	5,264	7,150	34	26,930
Year ended December 31, 2021
Opening net book amount	14,482	5,264	7,150	34	26,930
Exchange differences	2,144	595	1,407	(4)	4,142
Additions	—	1,823	—	73	1,896
Amortization charge (i)	—	(1,197)	(366)	(68)	(1,631)
Closing net book amount	16,626	6,485	8,191	35	31,337
At December 31, 2021
Cost	16,626	14,217	10,525	510	41,878
Accumulated amortization	—	(7,732)	(2,334)	(475)	(10,541)
Net book amount	16,626	6,485	8,191	35	31,337
Year ended December 31, 2022
Opening net book amount	16,626	6,485	8,191	35	31,337
Exchange differences	1,918	732	900	1	3,551
Additions	—	2,306	423	768	3,497
Amortization charge (i)	—	(1,781)	(413)	(71)	(2,265)
Closing net book amount	18,544	7,742	9,101	733	36,120
At December 31, 2022
Cost	18,544	17,255	11,848	1,279	48,926
Accumulated amortization	—	(9,513)	(2,747)	(546)	(12,806)
Net book amount	18,544	7,742	9,101	733	36,120

(i)Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the years ended December 31, 2022 and 2021, respectively. There were no impairment charges for any of the years presented (see Note 32 (a)).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets

Changes in the Group’s biological assets in 2022 and 2021 were as follows:

	2022
	Crops (ii)	Rice (ii)	Dairy	All other segments	Sugarcane (ii)	Total
Beginning of the year	54,886	42,729	18,979	7,257	71,327	195,178
Increase due to purchases	—	—	—	3,732	—	3,732
Acquisition of subsidiaries (Note 21)	—	1,676	—	—	—	1,676
Initial recognition and changes in fair value of biological assets (i)	65,574	15,323	27,257	(279)	108,066	215,941
Decrease due to harvest / disposals	(240,469)	(80,127)	(79,474)	(6,487)	(202,298)	(608,855)
Costs incurred during the year	178,922	67,621	60,826	3,052	128,308	438,729
Exchange differences	7,089	5,530	2,457	939	4,028	20,043
End of the year	66,002	52,752	30,045	8,214	109,431	266,444

	2021
	Crops (ii)	Rice (ii)	Dairy	All other segments	Sugarcane (ii)	Total
Beginning of the year	43,787	29,062	12,933	4,703	75,208	165,693
Increase due to purchases	—	—	—	1,559	—	1,559
Initial recognition and changes in fair value of biological assets (i)	73,990	43,834	19,895	1,362	88,659	227,740
Decrease due to harvest / disposals	(224,788)	(99,517)	(67,230)	(4,322)	(208,175)	(604,032)
Costs incurred during the year	151,971	62,477	50,323	2,842	116,252	383,865
Exchange differences	9,926	6,873	3,058	1,113	(617)	20,353
End of the year	54,886	42,729	18,979	7,257	71,327	195,178

(i) Biological asset with a production cycle of more than one year (that is dairy and cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to US$26,978 for the year ended December 31, 2022 (2021: US$21,527). In 2022, an amount of US$4,653 (2021: US$1,824) was attributable to price changes, and an amount of US$22,325 (2021: US$19,433) was attributable to physical changes.
(ii) Biological assets that are measured at fair value within level 3 of the hierarchy.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

Cost of production for the year ended December 31, 2022:

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	5,098	11,132	7,592	624	11,795	36,241
Depreciation and amortization	—	—	—	—	5,024	5,024
Depreciation of right of use assets	—	—	—	—	42,166	42,166
Fertilizers, agrochemicals and seeds	68,963	17,220	—	9	46,020	132,212
Fuel, lubricants and others	1,043	1,452	1,419	51	4,636	8,601
Maintenance and repairs	1,678	6,585	3,979	342	3,172	15,756
Freights	4,085	546	202	223	—	5,056
Contractors and services	49,521	22,317	—	17	8,620	80,475
Feeding expenses	—	—	24,940	372	—	25,312
Veterinary expenses	—	—	3,715	301	—	4,016
Energy power	39	5,447	1,286	8	—	6,780
Professional fees	551	403	309	2	489	1,754
Other taxes	1,270	184	14	69	128	1,665
Lease expense and similar arrangements	45,790	967	—	5	4,978	51,740
Others	884	1,368	386	64	1,280	3,982
Subtotal	178,922	67,621	43,842	2,087	128,308	420,780
Own agricultural produce consumed	—	—	16,984	965	—	17,949
Total	178,922	67,621	60,826	3,052	128,308	438,729

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

Cost of production for the year ended December 31, 2021:

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	3,622	8,554	5,978	800	9,681	28,635
Depreciation and amortization	—	—	—	—	4,288	4,288
Depreciation of right of use assets	—	—	—	—	34,312	34,312
Fertilizers, agrochemicals and seeds	55,223	15,549	—	—	45,053	115,825
Fuel, lubricants and others	691	745	1,061	60	3,298	5,855
Maintenance and repairs	1,021	7,489	3,106	345	2,287	14,248
Freights	3,752	950	179	76	—	4,957
Contractors and services	49,213	23,602	—	10	7,072	79,897
Feeding expenses	—	—	20,534	373	—	20,907
Veterinary expenses	—	—	3,485	217	—	3,702
Energy power	36	3,666	1,092	6	—	4,800
Professional fees	430	187	104	6	408	1,135
Other taxes	1,339	118	10	97	53	1,617
Lease expense and similar arrangements	34,122	—	1	2	9,024	43,149
Others	2,522	1,617	762	29	776	5,706
Subtotal	151,971	62,477	36,312	2,021	116,252	369,033
Own agricultural produce consumed	—	—	14,011	821	—	14,832
Total	151,971	62,477	50,323	2,842	116,252	383,865

Biological assets in December 31, 2022 and 2021 were as follows:

	2022	2021
Non-current
Cattle for dairy production (i)	29,483	18,428
Breeding cattle (ii)	821	707
Other cattle (ii)	318	220
	30,622	19,355
Current
Breeding cattle (iii)	7,075	6,330
Other cattle (iii)	562	551
Sown land – crops (ii)	66,002	54,886
Sown land – rice (ii)	52,752	42,729
Sown land – sugarcane (ii) (iv)	109,431	71,327
	235,822	175,823
Total biological assets	266,444	195,178

(i)Classified as bearer and mature biological assets.
(ii)Classified as consumable and immature biological assets.
(iii)Classified as consumable and mature biological assets.
(iv)It includes 4,849 and 6,969 of crops planted in sugarcane farms.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amounted to US$522,894 for the year ended December 31, 2022 (2021: US$532,480).

The following table presents the Group’s biological assets that are measured at fair value at December 31, 2022 and 2021 (See Note 17 for a the description of each fair value level):

	2022				2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Cattle for dairy production	—	29,483	—	29,483	—	18,428	—	18,428
Breeding cattle	7,896	—	—	7,896	7,037	—	—	7,037
Other cattle	—	880	—	880	—	771	—	771
Sown land – sugarcane	—	—	109,431	109,431	—	—	71,327	71,327
Sown land – crops	—	—	66,002	66,002	—	—	54,886	54,886
Sown land – rice	—	—	52,752	52,752	—	—	42,729	42,729

There were no transfers between any levels during the year.

The following significant unobservable inputs were used to measure the Group’s biological assets using the discounted cash flow valuation technique:

Description	Unobservable inputs	Range of unobservable inputs		Relationship of unobservable inputs to fair value
		2022	2021
Sown land – sugarcane	Sugarcane yield – tonnes per hectare; Sugarcane TRS (kg of sugar per ton of cane) Production Costs – US$ per hectare. (Include maintenance, harvest and leasing costs)
'-Sugarcane yield: 50-100 tonnes/ha -Sugarcane TRS: 120-140 kg of sugar/tonnes of cane -Maintenance costs: 500-800 US$/ha -Harvest costs: 6.0-12.0 US$/tonnes of cane -Leasing costs: 12.0-14.4 tonnes/ha

'-Sugarcane yield: 50-100 tonnes/ha - Sugarcane TRS: 120-140kg of sugar/tonnes of cane - Maintenance costs: 500-800 US$/ha - Harvest costs: 6.0-12.0 US$/ tonnes of cane - Leasing costs: 12.0-14.4 tonnes/ha
The higher the sugarcane yield, the higher the fair value. The higher the maintenance, harvest and leasing costs per hectare, the lower the fair value. The higher the TRS of sugarcane, the higher the fair value.

Sown land – crops	Crops yield – tonnes per hectare; Commercial Costs – US$ per hectare; Production Costs – US$ per hectare.
'- Crops yield: 1.00 – 5.6 tonnes/ha for Wheat, 1.6 – 13 tonnes/ha for Corn, 0.4 - 5.0 tonnes/ha for Soybean, 0.9 - 2.2 for Sunflower and 1.8 - 5.1 tonnes/ha for Peanut - Commercial Costs: 13-45 US$/tonnes for Wheat, 16-65 US$/tonnes for Corn, 21-65 US$/tonnes for Soybean, 17-36 US$/tonnes for Sunflower and 28-46 US$/ha for Peanut - Production Costs: 200-840 US$/ha for Wheat, 325-1500 US$/ha for Corn, 260-1100 US$/ha for Soybean, 280-890 US$/ha for Sunflower and 756-2000 US$/ha for Peanut

'- Crops yield: 0.85 – 5.6 tonnes/ha for Wheat, 3.0 – 10  tonnes/ha for Corn, 1.1 - 4.0 tonnes/ha for Soybean, 1.7-2.5 for Sunflower and 2.5 - 3.6 tonnes/ha for Peanut
- Commercial Costs: 17-54 US$/ha for Wheat, 14-62 US$/ha for Corn, 19-65 US$/ha for Soybean, 18-49 US$/ha for Sunflower and 36.0 - 69.0 US$/ha for Peanut
- Production Costs: 166-899 US$/ha for Wheat, 334-1449 US$/ha for Corn, 214-1096 US$/ha for Soybean, 308-1005 US$/ha for Sunflower and 802.0 - 2,060.0 US$/ha for Peanut
The higher the crops yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.
Sown land – rice	Rice yield – tonnes per hectare; Commercial Costs – US$ per hectare; Production Costs – US$ per hectare.	'-Rice yield: 1.4 -9.2 tonnes/ha -Commercial Costs: 3-23 US$/ha -Production Costs: 760-1250 US$/ha	'-Rice yield: 3.2 -10.1 tonnes/ha -Commercial Costs: 8-25 US$/ha -Production Costs: 810-1300 US$/ha	The higher the rice yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

As of December 31, 2022, the impact of a reasonable 10% increase (decrease) in estimated costs, with all other variables held constant, would result in a decrease (increase) in the fair value of the Group’s biological asset less cost to sell of US$18.5 million for sugarcane, US$3.8 million for crops and US$6.0 million for rice.

As of December 31, 2021, the impact of a reasonable 10% increase (decrease) in estimated costs, with all other variables held constant, would result in a decrease (increase) in the fair value of the Group’s biological asse less cost to sell of US$14.8 million for sugarcane, US$5.4 million for crops and US$4.9 million for rice.

17.    Financial instruments by category

The Group classified its financial assets in the following categories:

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorized as held for trading unless they are designated as hedges. For all years presented, the Group’s financial assets at fair value through profit or loss comprise mainly short-term investment and derivative financial instruments.

(b) Financial assets at amortized cost.

Financial assets at amortized cost, namely loans and receivables, are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables comprise “trade and other receivables” and “cash and cash equivalents” in the statement of financial position.

The following tables show the carrying amounts of financial assets and financial liabilities by category of financial instrument and reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade and other receivables, net” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as other tax receivables or advance payments for services to be received in the future), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”.

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total
December 31, 2022
Assets as per statement of financial position
Trade and other receivables	108,025	—	108,025	120,353	228,378
Derivative financial instruments	—	5,342	5,342	—	5,342
Restricted short term investment	—	98,571	98,571	—	98,571
Cash and cash equivalents	230,653	—	230,653	—	230,653
Total	338,678	103,913	442,591	120,353	562,944

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Financial instruments by category (continued)

	Financial liabilities at amortized cost	Liabilities at fair value through profit or loss	Subtotal financial liabilities	Non- financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	214,990	—	214,990	44,617	259,607
Borrowings (i)	1,007,752	—	1,007,752	—	1,007,752
Leases Liabilities	337,980	—	337,980	—	337,980
Derivative financial instruments (i)	—	3,057	3,057	—	3,057
Total	1,560,722	3,057	1,563,779	44,617	1,608,396

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total
December 31, 2021
Assets as per statement of financial position
Trade and other receivables	101,371	—	101,371	86,709	188,080
Derivative financial instruments	—	1,585	1,585	—	1,585
Cash and cash equivalents	199,766	—	199,766	—	199,766
Total	301,137	1,585	302,722	86,709	389,431

	Financial liabilities at amortized cost	Liabilities at fair value through profit or loss	Subtotal financial liabilities	Non- financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	153,459	—	153,459	15,571	169,030
Borrowings (i)	817,651	—	817,651	—	817,651
Leases Liabilities	246,854	—	246,854	—	246,854
Derivative financial instruments (i)	—	1,283	1,283	—	1,283
Total	1,217,964	1,283	1,219,247	15,571	1,234,818

(i) The Group formally documents and designates cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in U.S. Dollars using a portion of its borrowings denominated in U.S. Dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps (See Note 2 for details).

Because of the short maturities of most trade accounts receivable and payable, other receivables and liabilities, and cash and cash equivalents, their carrying amounts at the closing date do not differ significantly from their respective fair values. The fair value of long-term borrowings is disclosed in Note 26.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Financial instruments by category (continued)

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial asset / liabilities at amortized cost	Assets/ liabilities at fair value through profit or loss	Total
December 31, 2022
Interest income (i)	5,117	664	5,781
Interest expense (i)	(50,037)	—	(50,037)
Foreign exchange gain (i)	19,278	—	19,278
Loss from derivative financial instruments (ii)	(4,472)	(4,754)	(9,226)
Finance cost related to lease liabilities	(31,113)	—	(31,113)

	Financial assets / liabilities at amortized cost	Assets/ liabilities at fair value through profit or loss	Total
December 31, 2021
Interest income (i)	4,081	—	4,081
Interest expense (i)	(62,536)	—	(62,536)
Foreign exchange gains losses (i)	18,939	—	18,939
Loss from derivative financial instruments (ii)	—	(15,478)	(15,478)
Finance cost related to lease liabilities	(16,502)	—	(16,502)

(i)Included in “Financial Results, net” in the consolidated statement of income.
(ii)Included in “Other operating income, net” and “Financial Results, net” in the consolidated statement of income.

Determining fair values

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 13. This valuation hierarchy provides for three levels. The allocation reflects which of the fair values derive from transactions in the market and where valuation is based on models because market transactions are lacking. The level in the fair value hierarchy is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety.

As of December 31, 2022 and 2021, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The Group does not have financial instruments allocated to this level for any of the years presented.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Financial instruments by category (continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2022 and 2021 and their allocation to the fair value hierarchy:

		Level 1	Level 2	Total
Assets
Derivative financial instruments	2022	134	5,208	5,342
Restricted short-term investment (1)	2022	98,571	—	98,571
Derivative financial instruments	2021	828	757	1,585

Liabilities
Derivative financial instruments	2022	(2,800)	(257)	(3,057)
Derivative financial instruments	2021	(1,283)	—	(1,283)
(1) US-Treasury Bills with maturity from the date of acquisition longer than 90 days used as collateral for short-term borrowings. These investments are not available for use by other entities of the Group. See Note 26.

There were no transfers within level 1 and 2 during the years ended December 31, 2022 and 2021.

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	—	—	1	(2,689)

Non derivable future (“NDF”)	Quoted price	Swap curve	Present value method	2	(160)

NDF	Quoted price	Foreign-exchange curve	Present value method	1	23

Interest-rate swaps	Theoretical price	Money market interest-rate curve	Present value method	2	5,111

US-Treasury Bills	Quoted price	—	—	1	98,571

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.    Trade and other receivables, net

	2022	2021
Non-current
Advances to suppliers	3,680	952
Income tax credits	9,119	6,862
Non-income tax credits (i)	18,688	19,156
Judicial deposits	1,831	1,674
Receivable from disposal of subsidiary (Note 21)	8,478	9,830
Other receivables	2,762	3,757
Non-current portion	44,558	42,231
Current
Trade receivables	81,707	63,726
Less: Allowance for trade receivables	(4,266)	(3,023)
Trade receivables – net	77,441	60,703
Prepaid expenses	6,875	9,405
Advances to suppliers	42,966	19,074
Income tax credits	1,089	1,846
Non-income tax credits (i)	37,936	29,414
Receivable from disposal of subsidiary (Note 21)	4,664	17,259
Cash collateral	1,365	21
Other receivables	11,484	8,127
Subtotal	106,379	85,146
Current portion	183,820	145,849
Total trade and other receivables, net	228,378	188,080

(i) Includes US$158 (2021: US$303) reclassified from property, plant and equipment.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in U.S. Dollars):

	2022	2021
Currency
U.S. Dollar	89,760	62,604
Argentine Peso	54,801	55,260
Uruguayan Peso	2,229	460
Brazilian Reais	81,588	69,756
	228,378	188,080

As of December 31, 2022 trade receivables of US$22,933 (2021: US$11,224) were past due but not impaired. The aging analysis of these receivables indicates that US$741 and US$717 are over 6 months in December 31, 2022 and 2021, respectively.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.    Trade and other receivables, net (continued)
Effective January 1, 2018, for trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

Delinquency in payments is an indicator that a receivable may be impaired. However, management considers all available evidence in determining when a receivable is impaired. Generally, trade receivables, which are more than 180 days past due are fully provided for. However, certain receivables 180+ days overdue are not provided for based on a case-by-case analysis of credit quality analysis. Furthermore, receivables, which are not 180+ days overdue, may be provided for if specific analysis indicates a potential impairment.

Movements on the Group’s allowance for trade receivables are as follows:

	2022	2021	2020
At January 1	3,023	3,965	3,773
Charge of the year	3,570	2,022	2,192
Unused amounts reversed	(661)	(970)	(769)
Used during the year	(100)	(1,456)	(446)
Exchange differences	(1,566)	(538)	(785)
At December 31	4,266	3,023	3,965

The creation and release of allowance for trade receivables have been included in “Selling expenses” in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

As of December 31, 2022, approximately 72% (2021: 53%) of the outstanding unimpaired trade receivables (neither past due not impaired) relate to sales to 20 well-known multinational companies with good credit quality standing, including but not limited to CDA Alimentos S.A., Intersnack Procurement BV, YPF S.A., Taurus Distribuidora de Petroleo Ltda., Cargill S.A.C.I., Schettino hermanos S.R.L., among others. Most of these entities or their parent companies are externally credit-rated. The Group reviews these external ratings from credit agencies.

The remaining percentage as of December 31, 2022 and 2021 of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to a dispersed large quantity of customers for which external credit ratings may not be available. However, the total base of customers without an external credit rating is relatively stable.

New customers with less than six months of history with the Group are closely monitored. The Group has not experienced credit problems with these new customers to date. The majority of the customers for which an external credit rating is not available are existing customers with more than six months of history with the Group and with no defaults in the past. A minor percentage of customers may have experienced some non-significant defaults in the past but fully recovered.

19.    Inventories

	2022	2021
Raw materials	121,306	101,270
Finished goods (Note 5)	152,716	138,254
	274,022	239,524

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.    Cash and cash equivalents

	2022	2021
Cash at bank and on hand	146,242	152,721
Short-term bank deposits	84,411	47,045
	230,653	199,766

21.    Acquisitions and disposals

Acquisitions

Acquisition of subsidiaries of Viterra Group in Argentina and Uruguay

On May 3, 2022, (the “Closing Date”) the Group, through certain subsidiaries consummated the acquisition of the rice operations in Uruguay and Argentina of the Viterra Group, comprising a 100% ownership of Molinos Libres S.A. (Argentina), Viterra Uruguay S.A. (Uruguay) and Paso Dragón S.A. (Uruguay). The transaction also included the acquisition of certain leasing agreements. All of the acquired subsidiaries form part of the Rice Business Segment.

The terms and conditions of the agreement contemplate the payment, subject to adjustments, of a purchase price of approximately US$ 17.7 million payable in three annual installments and the assumption of the existing financial debt for an amount of US$ 17.9 million. At Closing Date, the Group paid the first installments of US$ 2 million and US$ 8 million of the assumed debt.

In addition, the agreement provides for a cash contingent payment of US$ 1,215, which will be payable only if certain conditions are met.

The Company has made an allocation of the estimated purchase price to the identifiable assets acquired and liabilities assumed based on their fair values at acquisition date. The Company has made significant assumptions and estimates in determining the purchase price, including the contingent payment and the allocation of the estimated purchase price in these consolidated financial statements.

As the fair value of the identifiable net assets acquired was greater than the total consideration paid, negative goodwill arises on the acquisition. The negative goodwill is recognized as “Bargain purchase gain on acquisition” in the income statement for the year end December 31, 2022 reflecting the opportunity to acquire the rice operations in Argentina and Uruguay from an outgoing market player.

The following table summarizes the purchase price:

Purchase consideration:
Amount paid in cash	1,512
Amounts to be paid in installments (*)	16,242
Total purchase consideration	17,754
Fair value of net assets acquired	27,507
Bargain purchase on acquisition over the total purchase consideration	9,753
During 2022, an amount of US$ 634 of the installments was paid.

(*) Amounts to be paid in installments were discounted at present value as of the date of acquisition at a 6.5% discount rate.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Acquisitions and disposals (continued)

The assets and liabilities at the date of acquisition are as follows:

Cash and cash equivalents	3,266
Trade and other receivables	21,068
Inventories	50,891
Biological assets	1,676
Property, plant and equipment	21,479
Total Assets	98,380
Trade and other payables	(50,062)
Payroll and other liabilities	(961)
Borrowings	(17,738)
Deferred income tax liabilities	(1,812)
Provision for other liabilities	(300)
Total Liabilities	(70,873)
Fair value of Net Assets Acquired	27,507

The Company used a replacement cost method or a market approach, as appropriate, to measure the fair value of property, plant and equipment.

All other net tangible assets were valued at their respective carrying amounts, as the Company believes that these amounts approximate their current fair values.

A decrease in the fair value of assets acquired, or an increase in the fair value of liabilities assumed, from those preliminary valuations would result in a dollar-for-dollar corresponding decrease in the “Bargain purchase on acquisition”.

Acquisition-related costs of US$ 193 are included in General and administrative expenses in the Consolidated Statement of Income.

The following table summarizes the sales of goods and services rendered and profit from operations of the subsidiaries acquired included in the consolidated financial statements of income for the year end December 31, 2022 as from the date of acquisition:

Period from the date of acquisition to December 31 2022
Sales of goods and services rendered	61,363
Profit from operations	6,131

If the acquisition had occurred on January 1, 2022 consolidated pro-forma sales of goods and services rendered, profit from operations and profit for the year, for the year ended 31 December 2022 would have been US$ 1,369,462, US$ 249,462 and US$ 106,950.

Disposals

In December 2020, the Group completed the sale of its wholly owned subsidiaries Global Seward S.L.U. and Peak City S.L.U., which main underlying asset was the Huelen Farm at a sale price of US$30.1 million. The balance was fully collected by the end of 2022. This transaction resulted in a loss before tax of US$ 0.6 million included in the line item “Other operating income”, and also in the reclassification of Revaluation surplus to retained earnings of US$2.2 million.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Acquisitions and disposals (continued)

In June 2020, the Company collected US$12.1 million in consideration of the sale of 811.70 hectares farm in the Province of Santa Fe, Argentina. This transaction resulted in a gain before tax of US$2.1 million included in the line item “Other operating income” and also in the reclassification of Revaluation surplus to retained earnings before income tax of US$8.0 million reflected in the Statements of changes in shareholders equity.

22.    Shareholders' contributions

The share capital of the Group is represented by common shares with a nominal value of US$1.5 per share and one vote each.

	Number of shares	Share capital and share premium
At January 1, 2020	122,382	1,085,312
Restricted shares granted and units vested (Note 23)	—	4,182
Purchase of own shares	—	(3,106)
At December 31, 2020	122,382	1,086,388
Restricted shares granted and units vested (Note 23)	—	3,594
Purchase of own shares	—	(55,349)
At December 31, 2021	122,382	1,034,633
Reduction of issued share capital of the company	(11,000)	(16,500)
Employee share options exercised (Note 22) (1)	—	2,432
Restricted shares granted (Note 23)	—	4,647
Purchase of own shares	—	(29,970)
Dividends paid to shareholders	—	(35,000)
At December 31, 2022	111,382	960,242

(1)Treasury shares were used to settle these options, units and grants.

Decision of the Extraordinary General Shareholders’ meeting

On April 20, 2022 the extraordinary general meeting of the shareholders of the Company resolved to reduce the issued share capital of the Company by an amount of $16,500,000 by the cancellation of 11,000,000 shares with a nominal value of $1.50 each held in treasury by the Company so that, as from April 20, 2022, the issued share capital amounts to $167,072,722.50, represented by 111,381,815 shares in issue (of which 52,254 are treasury shares) with a nominal value of $1.50 each.

Share Repurchase Program

On September 24, 2013, the Board of Directors of the Company has authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has commenced on September 24, 2013 and is reviewed by the Board of Directors after each 12-month period. On August 9, 2022, the Board of Directors approved the extension of the program for an additional twelve-month period, ending September 23, 2023.

Repurchases of shares under the program are made from time to time in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.    Shareholders' contributions (continued)

As of December 31, 2022, the Company repurchased 21,948,707 shares under this program, of which 7,862,922 have been applied to some exercise of the Company’s stock option plan and restricted stock units and the grant of restricted shares. In 2022, 2021 and 2020 the Company repurchased shares for an amount of US$36.8 million; US$66.5 million and US$4.4 million respectively. The outstanding treasury shares as of December 31, 2022 totaled 3,190,597 common shares.

Dividend distribution

On April 20, 2022 the general meeting of the shareholders of the Company resolved the payment of an annual dividend of US$ 35 million to be paid to outstanding shares in two installments in May and November. The first payment, of US$ 17.5 million (0.1572 per share) was made on May 17, 2022 and the second also US$ 17.5 million (0.1602 per share) installment was made on November 17, 2022.

Annual Dividend Proposal

On March 7, 2023 the Company’s Board of Directors proposed, for the approval of the Annual General Shareholders' meeting to be held on April 19, 2023, the payment of an annual dividend of $35 million to be paid to outstanding shares in two installments in May and November of 2023. These Consolidated Financial Statements do not reflect this dividend payable.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.    Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” (collectively referred to as “Option Schemes”) under which the Group granted equity-settled options to senior managers and selected employees of the Group's subsidiaries with a term of ten years. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted stock units and restricted shares to senior and medium management and key employees of the Group’s subsidiaries.

(a)Option Schemes

The fair value of the options under the Option Schemes was measured at the date of grant using the Black-Scholes valuation technique.

As of the date of these financial statements all options has already been vested and expensed.

The Adecoagro/ IFH 2004 Stock Incentive Option Plan was effectively established in 2004 and is administered by the Compensation Committee of the Company. Options are exercisable over a ten-year period. In May 2014 this period was extended for another ten year-period.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2004 Stock Incentive Option Plan are as follows:

	2022		2021		2020
	Average exercise price per share	Options (thousands)	Average exercise price per Share	Options (thousands)	Average exercise price per Share	Options (thousands)
At January 1	6.66	1,634	6.66	1,634	6.66	1,634
Exercised	6.77	(313)	—	—	—	—
At December 31	6.66	1,321	6.66	1,634	6.66	1,634

Options outstanding at year end under this Plan have the following expiry date and exercise prices:

	Exercise price per share	Shares (in thousands)
Expiry date (i):		2022	2021	2020
May 1, 2024	5.83	400	496	496
May 1, 2025	5.83	369	452	452
January 1, 2026	5.83	124	142	142
February 16, 2026	7.11	84	103	103
October 1, 2026	8.62	344	441	441

(i) On May 2014, the Board of Directors decided to extend the expired date of the Plan.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.    Equity-settled unit-based payments (continued)
(b)Restricted Share / Restricted Stock Unit Plan

The Restricted Share and Restricted Stock Unit Plan was effectively established in 2010 and amended in November 2011. It is administered by the Compensation Committee of the Company. Restricted shares or units under these Plan vest over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Participants are entitled to receive one common share of the Company for each restricted share or restricted unit granted. There are no performance requirements for the delivery of common shares, except that a participant’s employment with the Group must not have been terminated prior to the relevant vesting date. If the participant ceases to be an employee for any reason, any unvested restricted share or unit shall not be converted into common shares. The maximum number of ordinary shares with respect to which awards may be made under the Plan is 8,115,495, of which 7,889,063 have already been vested. The maximum numbers of ordinary shares are revised annually.

At December 31, 2022, the Group recognized compensation expense US$10.9 million related to the restricted stock units granted under the Restricted Share Plan (2021: US$6.6 million and 2020: US$4.4 million).

The restricted shares under the Restricted Share Plan were measured at fair value at the date of grant.

Key grant-date fair value and other assumptions under the Restricted Share Plan are detailed below:

Grant Date	Apr 1, 2020	May 12, 2020	Apr 1, 2021	May 13, 2021	Apr 1, 2022	Apr 20, 2022
Fair value	5.65	7.45	7.84	9.54	10.87	12.60

Movements in the number of restricted shares outstanding under the Restricted Share Plan are as follows:

	Restricted shares (thousand)			Restricted stock units (thousands)
	2022	2021	2020	2021	2020
At January 1	1,766	1,222	750	174	508
Granted (1)	1,406	1,067	751	—	—
Forfeited	(43)	(32)	(24)	—	(10)
Vested	(828)	(491)	(255)	(174)	(324)
At December 31	2,301	1,766	1,222	—	174

(1) Approved by the Board of Directors of March 11, 2022 and the Shareholders Meeting of April 20, 2022.

24.    Legal and other reserves

According to the laws of certain of the countries in which the Group operates, a portion of the profit of the year (5%) is separated to constitute legal reserves until they reach legal capped amounts. These legal reserves are not available for dividend distribution and can only be released to absorb losses. The legal limit of these reserves has not been met.

Legal and other reserves amount to US$22,187 as of December 31, 2022 (2021: US$14,643) and are included within the balance of retained earnings in the statement of changes in shareholders’ equity.

The Company may make distributions in the form of dividends or otherwise to the extent that it has distributable retained earnings or available distributable reserves (including share premium) that result from the Stand Alone Financial Statements prepared in accordance with Luxembourg GAAP. No distributable retained earning result from the Stand Alone Financial Statements of the Company as of December 31, 2022, but the Company has distributable reserves in excess of US$824,114.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Legal and other reserves (continued)

In the other reserves line, it is included the benefit that the Company has regarding ICMS conceded by the government of the Estate of Mato Grosso do Sul. In accordance with the Complementary Law 160/17, grants related to ICMS, conceded by any Estate of Brazil, were considered as Investments Grants. This investment grants will not be computed to calculate income tax, since they were accounted as an Equity Reserve. This reserve cannot be distributed, unless income tax is paid on the reserve.

25.    Trade and other payables

	2022	2021
Non-current
Trade payables	4,175	—
Payable from acquisition of subsidiary (Note 21)	12,646	—
Other payables	389	284
	17,210	284
Current
Trade payables	193,127	151,979
Advances from customers	35,749	8,705
Taxes payable	8,868	6,866
Payable from acquisition of subsidiary (Note 20)	3,575	—
Other payables	1,078	1,196
	242,397	168,746
Total trade and other payables	259,607	169,030

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not significant.

26.    Borrowings

	2022	2021
Non-current
Senior Notes	497,901	497,455
Bank borrowings	230,082	208,032
	727,983	705,487
Current
Senior Notes	8,250	8,250
Bank overdrafts	48,058	11,768
Bank borrowings	223,461	92,146
	279,769	112,164
Total borrowings	1,007,752	817,651

As of December 31, 2022, total bank borrowings include collateralized liabilities of US$188,058 (2021: US$70,221). These loans are mainly collateralized by property, plant and equipment, sugarcane plantations, sugar export contracts, shares of certain subsidiaries of the Group and US Treasury Bills.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.    Borrowings (continued)

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for a total amount of US$500 million, at an annual fixed rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds nets of expenses was US$495.7 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries. As of December 31, 2022, Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions. As of December 31, 2022 and 2021 the Group was in compliance with these financial covenants.

Debt maturity breakdown

The maturity of the Group's borrowings and the Group's exposure to fixed and variable interest rates is as follows:

	2022	2021
Fixed rate:
Less than 1 year	272,900	104,349
Between 1 and 2 years	27,720	12,503
Between 2 and 3 years	2,222	12,500
Between 3 and 4 years	—	—
More than 5 years	497,901	497,455
	800,743	626,807
Variable rate:
Less than 1 year	6,869	7,815
Between 1 and 2 years	35,355	5,075
Between 2 and 3 years	32,851	31,754
Between 3 and 4 years	80,115	29,255
Between 4 and 5 years	50,211	71,045
More than 5 years	1,608	45,900
	207,009	190,844
	1,007,752	817,651

Borrowings incurred by the Group’s subsidiaries in Brazil are repayable at various dates between January 2023 and November 2027 and bear either fixed interest rates ranging from 2.00% to 13.23% per annum or variable rates based on base-rates plus spreads ranging from 8.54% to 16.29% per annum. As of December 31, 2022 and 2021 there are no borrowings subject to LIBOR (six months).

Borrowings incurred by the Group’s subsidiaries in Argentina are repayable at various dates between December 2022 and June 2028 and bear either fixed interest rates ranging from 0.0% and 9.2% per annum or variable rates based on LIBOR or other specific base-rates plus spreads of 4.0% for those borrowings denominated in U.S. Dollar, and a fixed interest rates ranging from 64.0% to 71.15% per annum for those borrowings denominated in Argentine pesos.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.    Borrowings (continued)

Brazilian Subsidiaries

The main loans of the Group’s Brazilian Subsidiaries are:

Bank	Grant date	Nominal amount		Capital outstanding as of December 31				Maturity date	Annual interest rate
				2022			2021
		(In millions)		Millions of Reais		Millions of equivalent Dollars	Millions of equivalent Dollars
Banco do Brasil / Itaú BBA (FINEM) (1)	September 2013	R$	273.0	R$	273.0	52.32	4.75	January 2023	4.68%
Certificados Recebíveis do Agronegócio (CRA)	December 2019	R$	400.0	R$	400.0	76.66	83.68	November 2027	3,80% + IPCA
Debênture	December 2020	R$	400.0	R$	400.0	76.66	80.10	December 2026	4,24% + IPCA
Banco do Brasil (CCB)	December 2020	R$	30.0	R$	30.0	5.75	5.48	January 2024	CDI + 2,32%
Banco Itaú BBA (NCR)	April 2022	R$	20.0	R$	20.0	3.83	—	March 2024	13.23%

(1)Collateralized by (i) liens over the Ivinhema mill and equipment; and (ii) power sales contracts.

In December 2019, Adecoagro Vale do Ivinhema placed R$400.0 million in Certificados de Recebíveis do Agronegócio (CRA) adjustable by the IPCA (Brazilian official inflation rate), maturing in November 2027 and bearing an interest 3.80% per annum. This debt was issued with no guarantee.

The above mentioned loans, except the CRA, contain certain customary financial covenants and restrictions which require the Brazilian subsidiaries to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. These financial ratios are measured considering the statutory financial statements of the Brazilian Subsidiaries.

As of December 31, 2022 and 2021 the Group was in compliance with all financial covenants.

Argentinian Subsidiaries

The main loans of the Group’s Argentinian Subsidiaries are:

Bank	Grant date	Nominal amount	Capital outstanding as of December 31		Maturity date	Annual interest rate
			2022	2021
		(In millions)	(In millions)	(In millions)
Rabobank (1)	2018	US$50.0	25.00	37.50	June, 2024	6.17%
IFC Tranche A (2)	2020	US$12.6	10.66	12.35	June, 2028	4% plus LIBOR
IFC Tranche B (2)	2020	US$9.4	7.96	9.22	June, 2028	4% plus LIBOR

(1) Collateralized by the pledged of the shares of Dinaluca S.A., Compañía Agroforestal S.M.S.A. and Girasoles del Plata S.A.
(2) Collateralized by a US$241.8 million mortgage over Carmen, Abolengo, San Carlos, Las Horquetas, and La Rosa farms, which are property of Adeco Agropecuaria S.A. A US$35.7 million mortgage over El Meridiano farm, which is property of Pilaga S.A. and a US$44.3 million mortgage over Santa Lucia farm, which is property of Bañados del Salado S.A.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.    Borrowings (continued)

Loan with International Finance Corporation (IFC)

In June 2020, our Argentine subsidiaries, Adeco Agropecuaria S.A., Pilagá S.A. and L3N S.A. entered into a US$100 million loan agreement with International Finance Corporation (IFC), member of the World Bank Group. The loan's tenor is eight years, including a two-year grace period, with a rate of LIBOR + 4%. In October 2020, US$22 million has been received. In December 2021, we entered into an amendment reducing the total amount to US$ 60 million, that the group could request the withdrawal until June, 2022. If the Company withdraw the full amount, the rate would be reduced to LIBOR + 3%
The loan contains customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.

The above mentioned loans contain certain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. These financial ratios are measured considering the statutory financial statements of the Argentinian Subsidiaries.

As of December 31, 2022 and 2021 the Group was in compliance with all financial covenants.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value.The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the notes as of December 31, 2022 and 2021 equals US$474.3 million and US$517.5 million, 94.86% and 103.49% of the nominal amount, respectively.

The breakdown of the Group’s borrowing by currency is included in Note 2 - Interest rate risk.

Evolution of the Group's borrowings as December 31, 2022 and 2021 is as follow:

	2022	2021
Amount at the beginning of the year	817,651	971,090
Proceeds from long term borrowings	41,082	30,972
Payments of long term borrowings	(14,012)	(108,425)
Proceeds from short term borrowings	347,928	286,115
Payments of short term borrowings	(192,648)	(328,463)
Payments of interest (1)	(33,189)	(49,592)
Accrued interest	51,596	48,791
Acquisition of subsidiaries (Note 21)	17,738	—
Exchange differences, inflation and translation, net	(30,489)	(52,693)
Others	2,095	19,856
Amount at the end of the year	1,007,752	817,651
(1) Excludes payment of interest related to trade and other payables.

27.     Lease liabilities

	2022	2021
Lease liabilities
Non-current	283,549	201,718
Current	54,431	45,136
	337,980	246,854

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Lease liabilities (continued)
The maturity of the Group’s lease liabilities is as follows:

	2022	2021
Less than 1 year	54,431	45,136
Between 1 and 2 years	61,931	44,847
Between 2 and 3 years	50,839	38,745
Between 3 and 4 years	41,781	30,085
Between 4 and 5 years	31,231	24,072
More than 5 years	97,767	63,969
	337,980	246,854

Changes in the Group’s lease liabilities, net in 2022 and 2021 were as follows:

	Agricultural "partnerships"	Others	Total
Amount at the beginning of the year 2021	178,423	17,349	195,772
Exchange differences	(11,698)	50	(11,648)
Additions and re-measurement	93,091	15,409	108,500
Payments	(53,206)	(9,067)	(62,273)
Finance cost related to lease liabilities	15,403	1,100	16,503
Closing net book amount	222,013	24,841	246,854

Amount at the beginning of the year 2022	222,013	24,841	246,854
Exchange differences	10,230	4,433	14,663
Additions and re-measurement	145,002	9,521	154,523
Disposal	(3,277)	(2,644)	(5,921)
Payments	(90,897)	(12,773)	(103,670)
Finance cost related to lease liabilities	29,372	2,159	31,531
Closing net book amount	312,443	25,537	337,980

28.    Payroll and social security liabilities

	2022	2021
Non-current
Social security payable	1,581	1,243
	1,581	1,243
Current
Salaries payable	4,050	2,617
Social security payable	4,693	3,499
Provision for vacations	11,487	8,136
Provision for bonuses	9,734	10,799
	29,964	25,051
Total payroll and social security liabilities	31,545	26,294

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity.

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Others	Total
At January 1, 2021	2,864	1,495	4,359
Additions	917	3,475	4,392
Used during year	(1,028)	(1,455)	(2,483)
Exchange differences	(226)	(56)	(282)
At December 31, 2021	2,527	3,459	5,986
Additions	(270)	1,816	1,546
Acquisition of subsidiaries	300	—	300
Used during year	(1,237)	(3,210)	(4,447)
Exchange differences	87	(37)	50
At December 31, 2022	1,407	2,028	3,435

Analysis of total provisions:

	2022	2021
Non current	2,526	2,565
Current	909	3,421
	3,435	5,986

The Group is engaged in several legal proceedings, including tax, labor, civil, administrative and other proceedings in Brazil, which qualified as contingent liabilities for an aggregate claimed nominal amount of US$78.5 million and US$72.1 million as of December 31, 2022 and 2021, respectively. These amounts refers to a claim of the tax authorities in Brazil of the exclusion of the calculation base of Income Tax of the accelerated depreciation of rural activity as provided for in article 6 of Provisional Measure 2,159-70 / 01 and in Article 325 of the Income Tax Regulation / 18.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Group companies

The following table details the subsidiaries that comprised the Group as of December 31, 2022 and 2021:

			2022	2021
	Activities	Country of incorporation and operation	Ownership percentage held if not 100%	Ownership percentage held if not 100%
Details of principal subsidiary undertakings:
Operating companies (unless otherwise stated):
Adeco Agropecuaria S.A.	(a)	Argentina	—	—
Pilagá S.A.	(a)	Argentina	99.94%	99.94%
Cavok S.A.	(a)	Argentina	51%	51%
Establecimientos El Orden S.A.	(a)	Argentina	51%	51%
Bañado del Salado S.A.	(a)	Argentina	—	—
Agro Invest S.A.	(a)	Argentina	51%	51%
Forsalta S.A.	(a)	Argentina	51%	51%
Dinaluca S.A.	(a)	Argentina	—	—
Compañía Agroforestal S.M.S.A.	(a)	Argentina	—	—
Energía Agro S.A.U.	(a)	Argentina	—	—
L3N S.A.	(d)	Argentina	—	—
Maní del Plata S.A.	(a)	Argentina	—	—
Girasoles del Plata S.A.	(a)	Argentina	—	—
Molinos Libres S.A.U.	(a)	Argentina	—	—
Arroz del NEA S.A.U.	(a)	Argentina	—	—
Adeco Agropecuaria Brasil S.A.	(b)	Brazil	—	—
Adecoagro Vale do Ivinhema S.A. ("AVI")	(b)	Brazil	—	—
Usina Monte Alegre Ltda. ("UMA")	(b)	Brazil	—	—
Adecoagro GD LTDA.	(b)	Brazil	—	—
Monte Alegre Combustiveis Ltda.	(b)	Brazil	—	—
Adecoagro Energia Ltda.	(b)	Brazil	—	—
Adecoagro Agricultura e Participação Ltda.	(b)	Brazil	—	—
Methanum Engenharia Ambiental S.A.	(b)	Brazil	—	—
Angelica Energia Ltda.	(b)	Brazil	—	—
Ivinhema Energia Ltda.	(b)	Brazil	—	—
Kelizer S.A.	(a)	Uruguay	—	—
Adecoagro Uruguay S.A.	(a)	Uruguay	—	—
Arroz del Plata S.A. (ex Viterra Uruguay S.A.)	(a)	Uruguay	—	—
Paso Dragón S.A.	(a)	Uruguay	—	—
Adecoagro Chile S.P.A	(a)	Chile	—	—
Holdings companies:
Adeco Brasil Participações S.A.	—	Brazil	—	—
Adecoagro LP S.C.S.	—	Luxembourg	—	—
Adecoagro GP S.a.r.l.	—	Luxembourg	—	—
Ladelux S.C.A.	—	Uruguay	—	—
Spain Holding Companies	(c)	Spain	—	—

(a) Mainly crops, rice, cattle and others.
(b) Mainly sugarcane, ethanol and energy.
(c) Comprised by (1) wholly owned subsidiaries: Kadesh Hispania S.L.U.; Leterton España S.L.U.; Global Asterion S.L.U.; Global Acasto S.L.U.; Global Laertes S.L.U.; Global Pindaro S.L.U.; Global Pileo S.L.U.; Peak Texas S.L.U.; Global Neimoidia S.L.U. and 51% controlled subsidiaries; Global Acamante S.L.U.; Global Carelio S.L.U.; Global Calidon S.L.U.; Global Mirabilis S.L.U. Global Anceo S.L.U.Global Hisingen S.L.U.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Group companies (continued)

(d) Mainly dairy.

The percentage voting right for each principal subsidiary is the same as the percentage of capital stock held. Issued share capital represents only ordinary shares/ quotas, units or their equivalent. There are no preference shares or units issued in any subsidiary undertaking.

According to the laws of certain of the countries in which the Group operates, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses.

31.    Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income (loss) included in the statement of income			Balance receivable (payable)/(equity)
			2022	2021	2020	2022	2021

Management and selected employees	Employment	Compensation selected employees	(11,497)	(7,883)	(5,232)	(18,917)	(16,198)

32.    Critical accounting estimates and judgments

Critical accounting policies are those that are most important to the portrayal of the Group’s financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable. The Group’s critical accounting policies are discussed below.

Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on the Group’s results of operations. The Group also has other policies that are considered key accounting policies, such as the policy for revenue recognition. However, these other policies, which are discussed in the notes to the Group’s financial statements, do not meet the definition of critical accounting estimates, because they do not generally require estimates to be made or judgments that are difficult or subjective.

(a) Impairment of non-financial assets

    At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets could have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Group’s property, plant and equipment items generally do not generate independent cash flows.

    In the case of goodwill, any goodwill acquired is allocated to the cash-generating unit (‘CGU’) expected to benefit from the business combination. CGU to which goodwill is allocated is tested for impairment annually (every September), or more frequently if events or changes in circumstances indicate that the carrying amount of the CGU may be impaired. The carrying amount of the CGU is compared to its recoverable amount, which is the higher of fair value less costs to sell and the value in use. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. The impairment review requires management to undertake certain significant judgments, including estimating the recoverable value of the CGU to which goodwill is allocated, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.

    For purposes of the impairment testing, each CGU represents the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.    Critical accounting estimates and judgments (continued)

    Farmlands may be used for different activities that may generate independent cash flows. For those farmlands that are used for more than one segment activity (i.e. crops and cattle or rental income), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing. For its properties in Brazil, management identified a farmland together with its related mill as separate CGUs. Most of the farmlands in Argentina and Uruguay are treated as single CGUs.

    Based on these criteria, management identified a total amount of 42 CGUs as of September 30, 2022 and 39 CGUs as of September 30, 2021.

As of September 30, 2022 and 2021, due to the fact that there were no impairment indicators, the Group only tested those CGUs with allocated goodwill in Argentina and Brazil.

    CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2022 and 2021:

    As of September 30, 2022, the Group identified 10 CGUs in Argentina (2021: 10 CGUs) to be tested based on this model (all CGUs with allocated goodwill). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. Management may be assisted by the work of independent experts. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties, which relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

    Fair values are determined by extensive analysis which includes current and potential soil productivity of the land (the ability to produce crops and maintain livestock) projected margins derived from soil use, rental value obtained for soil use, if applicable, and other factors such as climate and location. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings. A farm outbuilding is any improvement or structure that is used for farming operations. Outbuildings are valued based on their size, age and design.

    Based on the factors described above, each farm property is assigned different soil classifications for the purposes of establishing a value, Soil classifications quantify the factors that contribute to the agricultural capability of the soil. Soil classifications range from the most productive to the least productive.

    The first step to establishing an assessment for a farm property is a sales investigation that identifies the valid farm sales in the area where the farm is located. A price per hectare is assigned for each soil class within each farm property. This price per hectare is determined based on the quantitative and qualitative analysis mainly described above.

    The results are then tested against actual sales, if any, and current market conditions to ensure the values produced are accurate, consistent and fair.

    The following table shows only the 10 CGUs (2021: 10 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.    Critical accounting estimates and judgments (continued)

CGU / Operating segment / Country	September 30, 2022	September 30, 2021
La Carolina / Crops / Argentina	242	197
La Carolina / Cattle / Argentina	39	32
El Orden / Crops / Argentina	260	212
El Orden / Cattle / Argentina	9	8
La Guarida / Crops / Argentina	1,726	1,407
La Guarida / Cattle / Argentina	889	725
Los Guayacanes / Crops / Argentina	3,196	2,606
Doña Marina / Rice / Argentina	5,565	4,536
El Colorado / Crops / Argentina	2,768	2,256
El Colorado / Cattle / Argentina	27	22
Closing net book value of goodwill allocated to CGUs tested (Note 15)	14,721	12,001
Closing net book value of PPE items allocated to CGUs tested	143,585	143,064
Total assets allocated to CGUs tested	158,306	155,065

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2022 and 2021.

    CGUs tested based on a value-in-use model at September 30, 2022 and 2021:

As of September 30, 2022, the Group identified 2 CGUs (2021: 2 CGUs) in Brazil to be tested based on this model (all CGUs with allocated goodwill). The determination of the value-in-use calculation required the use of significant estimates and assumptions related to management’s cash flow projections. In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, management may be assisted by the work of external advisors.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2022	September 30, 2021
Financial projections	Covers 5 years for UMA (*)	Covers 5 years for UMA (*)
	Covers 5 years for AVI (**)	Covers 5 years for AVI (**)
Yield average growth rates	0-1%	0-1%
Future pricing increases	1.21% per annum	1.76% per annum
Future cost decrease	0.25% per annum	0.33% per annum
Discount rates	5%	4%
Perpetuity growth rate	1%	1%

(*) UMA stands for Usina Monte Alegre LTDA.
    (**) AVI stands for Adecoagro Vale Do Ivinhema S.A.

    Discount rates are based on the risk-free rate for U. S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. The risk premium adjustment is assessed for factors specific to the respective CGUs and reflects the countries that the CGUs operate in.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.    Critical accounting estimates and judgments (continued)

The following table shows only the 2 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2022	September 30, 2021
AVI / Sugar, Ethanol and Energy	2,937	2,919
UMA / Sugar, Ethanol and Energy	1,102	1,095
Closing net book value of goodwill allocated to CGUs tested (Note 15)	4,039	4,014
Closing net book value of PPE items allocated to CGUs tested	518,814	469,434
Total assets allocated to 2 CGUs tested	522,853	473,448

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2022 and 2021.

Management views these assumptions are conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

The Group’s goodwill and property, plant and equipment balances allocated to the cash generating units with allocated goodwill in Argentina were US$ 14.3 million and US$ 143.9 million, respectively, and goodwill and property, plant and equipment allocated to the cash generating units with allocated goodwill in Brazil were US$ 4.2 million and U$S 534 million, respectively as of December 31, 2022.

As of December 31, 2022, the Group determined that there are no indicators of impairment.

 (b) Biological assets

The nature of the Group’s biological assets and the basis of determination of their fair value are explained under Note 33.11. The discounted cash flow model requires the input of highly subjective assumptions including observable and unobservable data. Generally the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market and the use of such unobservable inputs is significant to the overall valuation of the assets. These inputs are determined based on the best information available, for example by reference to historical information of past practices and results, statistical and agronomic information, and other analytical techniques. The discounted cash flow model includes significant assumptions relating to the cash flow projections including future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and other costs, and estimated discount rate.

Market prices are generally determined by reference to observable data in the principal market for the agricultural produce. Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated based on several factors including the location of the farmland and soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of the Group’s control including but not limited to extreme or unusual weather conditions, plagues and other crop diseases, among other factors.

The significant assumptions discussed above are highly sensitive. Reasonable shifts in assumptions including but not limited to increases or decreases in prices, costs and discount factors used would result in a significant increase or decrease to the fair value of biological assets. In addition, cash flows are projected over a number of years and based on estimated production. Estimates of production in themselves are dependent on various assumptions, in addition to those described above, including but not limited to several factors such as location, environmental conditions and other restrictions. Changes in these estimates could materially impact on estimated production, and could therefore affect estimates of future cash flows used in the assessment of fair value (see Note 16).

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.    Critical accounting estimates and judgments (continued)

(c) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Deferred tax assets are reviewed each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be settled. Deferred tax assets and liabilities are not discounted. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment (see Note 10).

(d) Fair value for farmlands and investment property

Property, plant and equipment
Farmlands are recognized at fair value based on periodic, but at least annual, valuations prepared by an external independent expert. A revaluation reserve is credited in shareholders’ equity. The valuation is determined using sales comparison approach. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare (Level 3) (see Note 12).

Investment property
Investment property consists of farmland for rental or for capital appreciation and not used in production or for sale in the ordinary course of business, and it is measured at fair value. The changes in the fair value, which is based on an independent external expert, impacts the profit and loss of the period, in the line item Other operating income, net (see Note 14).

(e) Purchase price allocation

The acquisition method of accounting is used to account for all acquisitions. Under this method, assets acquired and liabilities assumed of the Company are measured at fair value for financial reporting purposes. In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Company estimates the fair value of an asset or a liability by converting future amounts (e.g. cash flows or income and expenses) to a single current (i.e. discounted) amount.

Management applied judgement in estimating the fair value of certain identifiable assets acquired, which involved the use of estimates and assumptions, including the timing and amounts of cash flow projections and discount rates, as applicable.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.    Summary of significant accounting policies

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Financial reporting in a hyperinflation economy

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the Standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceeds 100%.

Since 2018, when cumulative inflation rate in three years exceeded the 100% threshold, Argentina’s operations are considered to be under hyperinflationary economy for accounting purposes under the terms of IAS 29 and since then, it has been applied IAS 29 in the financial reporting of its subsidiaries and associates with Argentine peso as functional currency.
Financial statements of a foreign entity with a functional currency of a country that has a highly inflationary economy, are restated to reflect changes in the general price level or index in that country before translation into U.S. Dollars. In adjusting for hyperinflation, a general price index is applied to all non-monetary items in the financial statements (including equity) and the resulting gain or loss, which is the gain or loss on the entity's net monetary position, is recognized in the income statement. Monetary items in the closing statement of financial position are not adjusted. The Group treated all Argentine subsidiaries as a hyperinflationary economy as all of them have argentine peso as functional currency. The results and financial position of all foreign entities with a functional currency of a country that has a highly inflationary economy are translated at closing rates after the restatement for changes in the general purchasing power argentine peso.

The inflation adjustment on the years 2022, 2021 and 2020 was calculated by means of conversion factor derived from the Argentine price indexes published by the National Institute of Statistics and the year-over-year change in the index was 1.9479; 1.509 and 1.361, respectively.

The main procedures for the above-mentioned adjustment are as follows:

•Monetary assets and liabilities which are carried at amounts current at the balance sheet date are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.

•Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date, and components of shareholders' equity are adjusted by applying the relevant conversion factors.

•All items in the income statement are restated by applying the relevant conversion factors.

•The effect of inflation on the Company’s net monetary position is included in the income statement, in "Other financial results" (Note 9).

•The ongoing application of the re-translation of comparative amounts to closing exchanges rates under IAS 21 and the hyperinflation adjustments required by IAS 29 will lead to a difference in addition to the difference arising on the application of hyperinflation accounting.

The comparative figures in these Consolidated Financial Statements presented in a stable currency are not adjusted for subsequent changes in the price level or exchange rates. This resulted in a difference between the closing equity of the previous year and the opening equity of the current year. The Company recognized this initial difference directly in equity.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.1    Basis of preparation and presentation

The Consolidated Financial Statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC). All IFRS issued by the IASB, effective at the time of preparing these Consolidated Financial Statements have been applied.

The Consolidated Financial Statements have been prepared under the historical cost convention as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss, biological assets and agricultural produce at the point of harvest and farmlands measured at fair value.

The preparation of Consolidated Financial Statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the Consolidated Financial Statements are disclosed in Note 33.

New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2021 reporting periods and have not been early adopted by the group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

33.2    Scope of consolidation

The Consolidated Financial Statements include the results of the Company and all of its subsidiaries from the date that control commences to the date that control ceases. They also include the Group’s share of the net income of its jointly-controlled entities on an equity-accounted basis from the point at which joint control commences, to the date that it ceases.

(a) Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date that control commences and deconsolidated from the date that control ceases.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. The excess of consideration over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income under the line item “Bargain purchase gain on acquisition”.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.2    Scope of consolidation (continued)

(b) Disposal of subsidiaries

When the Group ceases to have control any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amount previously recognized in other comprehensive income in respect of that entity is accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss, except for the related revaluation surplus which is reclassified to retained earnings.

33.3    Segment reporting

According to IFRS 8, operating segments are identified based on the ‘management approach’. This approach stipulates external segment reporting based on the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker (the Management Committee in the case of the Company)

33.4    Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The Consolidated Financial Statements are presented in US dollars, which is the Group’s presentation currency.

Argentine currency status

Since the second half of 2019, the Argentine government instituted certain foreign currency exchange controls, which may restrict or partially restrict access to foreign currency, like the U.S. dollars, to make payments abroad, either for foreign debt or the importation of goods or services, dividend payments and others, without prior authorization. Those regulations have continued to evolve, sometimes making them more or less stringent depending on the Argentine government’s perception of availability of sufficient national foreign currency reserves. The above has led to the existence of an informal foreign currency market where foreign currencies quote at levels significantly higher than the official exchange rate. However, the only exchange rate available for external commerce is the official exchange rate, which as of December 31, 2022 was Pesos 177 per dollar.

We use Argentina’s official exchange rate to record the accounts of Argentine subsidiaries.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income, in the line Item “Finance income” or “Finance cost,”as appropriate.

(c) Group companies

The results and financial position of Group entities (except those that has the currency of a hyper-inflationary economy - Argentine subsidiaries) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.4    Foreign currency translation (continued)

•income and expenses for each statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and
•all resulting exchange differences are recognized as a separate component of equity.

When a foreign operation is sold, exchange differences that were recorded in equity are recognized in the statement of income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

33.5    Property, plant and equipment

Farmlands are initially recorded at fair value and subsequently under the revaluation model based on periodic, but at least annual, valuations prepared by an external independent expert. A revaluation reserve is credited in shareholders’ equity. All other property, plant and equipment is recorded at cost, less accumulated depreciation and impairment losses, if any. Historical cost comprises the purchase price and any costs directly attributable to the acquisition. Under the definition of Property plant and equipment is included the bearer plants, such as sugarcane and coffee trees.

Where individual components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items, which are depreciated separately.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income when they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other operating income, net” in the consolidated statement of income.

33.6    Investment property

Investment property consists of farmland for rental or for capital appreciation and not used in production or for sale in the ordinary course of business, and it is measured at fair value. Changes of the fair value, which is based on an independent external expert, impacts the profit and loss of the period, in the line item Other operating income, net.

33.7    Leases

Leases are recognized as a right-of-use asset and corresponding liability at the date of which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

In determining the lease term, the Company considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

    Short term leases are recognized on a straight line basis as an expense in the income statement.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.7 Leases (continued)
Accounting as lessee

The Company recognizes a right-of-use asset and a lease liability at the commencement date of each lease contract that grants the right to control the use of an identified asset during a period of time. The commencement date is the date in which the lessor makes an underlying asset available for use by the lessee. The Company applied exemptions for leases with a duration lower than 12 months, with a value lower than thirty thousand dollars and/or with clauses related to variable payments. These leases have been considered as short-term leases and, accordingly, no right-of-use asset or lease liability have been recognized.

At initial recognition, the right-of-use asset is measured considering:

•The value of the initial measurement of the lease liability;
•Any lease payments made at or before the commencement date, less any lease incentives; and
•Any initial direct costs incurred by the lessee; and

After initial recognition, the right-of-use assets are measured at cost, less any accumulated depreciation and/or impairment losses, and adjusted for any re-measurement of the lease liability.

Depreciation of the right-of-use asset is calculated using the straight-line method over the estimated duration of the lease contract.

    The lease liability is initially measured at the present value of the lease payments that are not paid at such date, including the following concepts:

•Variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date;
•Amounts expected to be payable by the lessee under residual value guarantees;
•The exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
•Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease;
•Fixed payments, less any lease incentives receivable;

After the commencement date, the Company measures the lease liability by:

•Increasing the carrying amount to reflect interest on the lease liability;
•Reducing the carrying amount to reflect lease payments made; and
•Re-measuring the carrying amount to reflect any reassessment or lease modifications.

    The above mentioned inputs for the valuation of the right of use assets and lease liabilities including the determination of the contracts within the scope of the standard, the contract term ant interest rate used in the discounted cash flow involved a high degree of management’s estimations.

33.8    Goodwill

Goodwill represents future economic benefits arising from assets that are not capable of being individually identified and separately recognized by the Group on an acquisition. Goodwill on acquisition is initially measured at cost. being the excess of the consideration over the fair value of the Group’s share of net assets of the acquired subsidiary undertaking at the acquisition date. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. It is allocated to those cash generating units expected to benefit from the acquisition for the purpose of impairment testing. Goodwill ais included within “Intangible assets” on the statement of financial position. Goodwill arising on the acquisition of foreign entities is treated as an asset of the foreign entity denominated in the local currency and translated at the closing rate.

Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is an indication of impairment (see Note 33 (a)). Gains and losses on the disposal of a Group entity include any goodwill relating to the entity sold (see Note 33.10).

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.9    Other intangible assets

Other intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and impairment losses, if any. These intangible assets comprise mainly trademarks and computer software and are amortized in the statement of income on a straight-line basis over their estimated useful lives estimated to be 10 to 20 years and 3 to 5 years, respectively.

33.10 Impairment of assets

Goodwill

The Company conducts an impairment test annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash generating unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset may in the unit. Impairment losses recognized for goodwill cannot be reversed in a subsequent period. Recoverable amount is the higher of the fair value less costs to sell and value in use. In determining the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted (see Note 33 (a) for details).

Property, plant and equipment and finite lived intangible assets

At each statement of financial position date, the Group reviews the carrying amounts of its property, plant and equipment and other intangible assets which have finite lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, that carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of income.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in the statement of income.

33.11    Biological assets

Biological assets comprise growing crops (mainly corn, wheat, soybeans, sunflower peanuts and rice), sugarcane, coffee and livestock (growing herd and cattle for dairy production).

The Group distinguishes between consumable and bearer biological assets, and between mature and immature biological assets. “Consumable” biological assets are those assets that may be harvested as agriculture produce or sold as biological assets, for example livestock intended for dairy production. “Bearer” biological assets are those assets capable of producing more than one harvest, for example sugarcane or livestock from which raw milk is produced. “Mature” biological assets are those that have attained harvestable specifications (for consumable biological assets) or are able to sustain regular harvests (for bearer biological assets). “Immature” biological assets are those assets other than mature biological assets.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.11    Biological assets (continued)

Costs are capitalized as biological assets if, and only if, (a) it is probable that future economic benefits will flow to the entity, and (b) the cost can be measured reliably. The Group capitalizes costs such as: planting, harvesting, weeding, seedlings, irrigation, agrochemicals, fertilizers and a systematic allocation of fixed and variable production overheads that are directly attributable to the management of biological assets, among others. Costs that are expensed as incurred include administration and other general overhead and unallocated production overhead, among others.

Biological assets, both at initial recognition and at each subsequent reporting date, are measured at fair value less costs to sell, except where fair value cannot be reliably measured. Cost approximates fair value when little biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material.
 Gains and losses that arise on measuring biological assets at fair value less costs to sell and measuring agricultural produce at the point of harvest at fair value less costs to sell are recognized in the statement of income in the period in which they arise in the line item “Initial recognition and changes in fair value of biological assets and agricultural produce”.

Where there is an active market for a biological asset or agricultural produce, quoted market prices in the most relevant market are used as a basis to determine the fair value. Otherwise, when there is no active market or market-determined prices are not available, fair value of biological assets is determined through the use of valuation techniques.

Therefore, the fair value of biological assets is generally derived from the expected discounted cash flows of the related agricultural produce. The fair value of the agricultural produce at the point of harvest is generally derived from market determined prices.

A general description of the determination of fair values based on the Company’s business segments follow:

•Growing crops including rice:

Growing crops, for which biological growth is not significant, are measured at cost, which approximates fair value. Expenditure on growing crops includes land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others.

Otherwise, biological assets are measured at fair value less estimated point-of-sale costs at initial recognition and at any subsequent period. Point-of-sale costs include all costs that would be necessary to sell the assets

The fair value of growing crops including rice is measured based on a formula, which takes into consideration the estimate of crop yields, estimated market prices and costs, and discount rates. Estimated yields are determined based on several factors including location of farmland, environmental conditions and other restrictions and growth at the time of measurement. Yields are multiplied by sown hectares to determine the estimated tons of crops including rice to be obtained. The tons are then multiplied by a net cash flow determined at the future crop prices less the direct costs to be incurred. This amount is discounted at a discount rate, which reflects current market assessments of the assets involved and the time value of money.

•Growing herd and cattle:

Livestock are measured at fair value less estimated point-of-sale costs, with any changes therein recognized in the statement of income, on initial recognition as well as subsequently at each reporting period. The fair value of livestock is determined based on the actual selling prices less estimated point-of-sale costs in the markets where the Group operates.

•Sugarcane:

Sugarcane planting costs form part of Property plant and equipment. The agricultural produce growing on sugarcane is classified as biological assets and are measured at fair value less cost to sell. The fair value of agricultural produce growing on sugarcane depends on the variety, location and maturity of the plantation.

Agricultural produce growing in the Sugarcane, for which biological growth is not significant, is valued at cost, which approximates fair value. Expenditure on the agricultural produce growing in the sugarcane consists mainly of labor,

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.11    Biological assets (continued)

agrochemicals and fertilizers among others. When it has attained significant biological growth, it is measured at fair value through a discounted cash flow model. Estimated revenues are based on estimated yearly production volume (which will be destined to sugar, ethanol, energy and raw cane production) and the price is calculated as the average of daily prices for sugar future contracts (Sugar #11 ICE-NY contracts) for a six months period. Projected costs include maintenance and land leasing among others. These estimates are discounted at an appropriate discount rate.

33.12    Inventories

Inventories comprise of raw materials, finished goods (including harvested agricultural produce and manufactured goods) and others.

Harvested agricultural produce (except for rice and milk) are measured at net realizable value until the point of sale because there is an active market in the produce, there is a negligible risk that the produce will not be sold and there is a well-established practice in the industry carrying the inventories at net realizable value. Changes in net realizable value are recognized in the statement of income in the period in which they arise under the line item “Changes in net realizable value of agricultural produce after harvest”.

All other inventories (including rice and milk) are measured at the lower of cost and net realizable value. Cost is determined using the weighted average method.

33.13    Financial assets

Financial assets are classified in the following categories: at fair value through profit or loss and at amortized cost, namely loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition (see Note 17).

(a) Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Group commits to purchase or sell the asset. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of income. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are presented in the statement of income within “Other operating income, net” in the period in which they arise.

If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each statement of financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment testing of trade receivables is described in Note 33.15.

(b) Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. This right must not be contingent on future events and must be enforceable in any case.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.14    Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Commodity future contract fair values are computed with reference to quoted market prices on future exchanges markets. The fair values of commodity options are calculated using year-end market rates together with common option pricing models. The fair value of interest rate swaps has been calculated using a discounted cash flow analysis.

The Group manages exposures to financial and commodity risks using hedging instruments that provide the appropriate economic outcome. The principal hedging instruments used may include commodity future contracts, put and call options, foreign exchange forward contracts and interest rate swaps. The Group does not use derivative financial instruments for speculative purposes.

The Group’s policy is to apply hedge accounting to hedging relationships where it is both permissible under IFRS 9, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IFRS 9. Any derivatives that the Group holds to hedge these exposures are classified as “held for trading” and are shown in a separate line on the face of the statement of financial position. The method of recognizing gains or losses on derivatives depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Gains and losses on commodity derivatives are classified within “Other operating income, net”. Gains and losses on interest rate and foreign exchange rate derivatives are classified within ‘Financial results, net’. The Group designates certain derivatives as hedges of the foreign currency risk associated with highly probable forecast transactions (cash flow hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the instruments that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

Cash flow hedge

The effective portion of the gain or loss on the instruments that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income within "Finance income” or “Finance cost,”as appropriate.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss. The gain or loss relating to the effective portion is recognized in the statement of income within "Finance income” or “Finance cost”, as appropriate.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income.

33.15    Trade and other receivables and trade and other payables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. In the case of receivables, less allowance for trade receivables.

The group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due.

33.16    Short-term investment

Financial assets at fair value through profit or loss are valued at the initial recognition and subsequently at fair value and recognizing the variation in the Statement of income in the line Financial results.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.17    Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. In the statements of cash flows, interest paid is presented within financing cash flows and interest received is presented within investing activities.

33.18    Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost using the effective interest method. Borrowing costs are capitalized during the period of time that is required to complete and prepare the asset for its intended use.

33.19    Provisions

Provisions are recognized when (i) the Group has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

33.20    Onerous contracts

The Group enters into contracts, which require the Group to sell commodities in accordance with the Group's expected sales. These contracts do not qualify as derivatives. These contracts are not recognized until at least one of the parties has performed under the agreement. However, when the contracts are onerous, the Group recognizes the present obligation under the contracts as a provision included within “Provision and other liabilities” in the statement of financial position. Losses under these onerous contracts are recognized within “Other operating income, net” in the statement of income.

33.21    Current and deferred income tax

The Group’s tax benefit or expense for each year comprises the charge for current tax payable and deferred taxation attributable to the Group’s operating subsidiaries. Tax is recognized in the statement of income, except to the extent that it relates to items recognized directly in equity. In this case, the tax is also recognized in equity.

The current income tax charge is calculated on the basis of the tax laws enacted at the date of the statement of financial position in the countries where the Group’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) effective in the countries where the Group’s subsidiaries operate and generate taxable income.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.21    Current and deferred income tax (continued)
Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The Group is able to control the timing of dividends from its subsidiaries and hence does not expect to remit overseas earnings in the foreseeable future in a way that would result in a charge to taxable profit. Hence deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only to the extent that, at the date of the statement of financial position, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary.

33.22    Revenue Recognition

The Group’s primary activities comprise agricultural and agro-industrial activities.

The Group’s agricultural activities comprise growing and selling agricultural produce. In accordance with IAS 41 “Agriculture”, cattle are measured at fair value with changes therein recognized in the statement of income as they arise. Agricultural produce is measured at net realizable value with changes therein recognized in the statement of income as they arise. Therefore, sales of agricultural produce and cattle generally do not generate any separate gains or losses in the statement of income.

The Group’s agro-industrial activities comprise the selling of manufactured products (i.e. industrialized rice, milk-related products, ethanol, sugar, energy, among others). These sales are measured at the fair value of the consideration received or receivable, net of returns and allowances, trade and other discounts, and sales taxes, as applicable.

Revenue is recognized when the full control have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods. Transfers of control vary depending on the individual terms of the contract of sale. Revenues are recognised when control of the products has transferred, being when the products are delivered to the customer, having this full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the customer’s acceptance of the products.

The Group also provides certain agricultural-related services such as grain warehousing/conditioning and other services, e.g. handling and drying services. Revenue from services is recognized as services are provided.

The Group leases owned farmland property to third parties under operating lease agreements. Rental income is recognized on a straight-line basis over the period of the lease.

The Group is a party to a 25-year power agreement for the sale of electricity which expires in 2042. The delivery period starts in April and ends in November of each year. The Group is also a party to two 15-year power agreements which delivery period starts in March and ends in December of each year, these two agreements will expire in 2024 and 2025, respectively. Prices under all the agreements are adjusted annually for inflation. Revenue related to the sale of electricity under these two agreements is recorded based upon output delivered.

33.23    Farmlands sales

The Group’s strategy is to profit from land appreciation value generated through the transformation of its productive capabilities. Therefore, the Group may seek to realize value from the sale of farmland assets and businesses.

Farmland sales are not recognized until (i) the sale is completed, (ii) the Group has determined that it is probable the buyer will pay, (iii) the amount of revenue can be measured reliably, and (iv) the Group has transferred to the buyer the risk of ownership, and does not have a continuing involvement. Gains from “farmland sales” are included in the statement of income under the line item “Other operating income, net”.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.24    Assets held for sale and discontinued operations

When the Group intends to dispose of, or classify as held for sale, a business component that represents a separate major line of business or geographical area of operations, or a subsidiary acquired exclusively with a view to resale, it classifies such operations as discontinued. The post tax profit or loss of the discontinued operations is shown as a single amount on the face of the statement of income, separate from the other results of the Group. Assets and liabilities classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a disposal rather than through continuing use. This condition is regarded as met only when management is committed to the sale (disposal), the sale (disposal) is highly probable and expected to be completed within one year from classification and the asset is available for immediate sale (disposal) in its present condition. The statements of income for the comparative periods are represented to show the discontinued operations separate from the continuing operations.

33.25    Earnings per share

Basic earnings per share is calculated by dividing the net income for the year attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. Diluted net earnings per share is computed by dividing the net income for the period by the weighted average number of ordinary shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, on an as-if converted basis.

33.26    Equity-settled share-based payments

The Group issues equity settled share-based payments to certain directors, senior management and employees. Options under the awards were measured at fair value at the date of grant. An expense is recognized to spread the fair value of each award over the vesting period on a straight-line basis, after allowing for an estimate of the awards that will eventually vest. The estimate of the level of vesting is reviewed at least annually, with any impact on the cumulative charge being recognized immediately.

33.27    Research and development

Research phase expenditure is expensed as incurred. Development expenditure is capitalized as an internally generated intangible asset only if it meets strict criteria, relating in particular to technical feasibility and generation of future economic benefits. Research expenses have been immaterial to date. The Group has not capitalized any development expenses to date.

34.     Information related to COVID-19 pandemic

In response to the outbreak of COVID-19 and subsequent new variants of the virus (the "COVID-19 pandemic"), governments and businesses around the world have implemented a variety of restrictive measures to reduce the spread of COVID-19 . These measures have had a significant adverse effect on economic activities worldwide. The Company put in place several measures to preserve the safety of its employees and the communities where it operates, while maintaining its business operations running. The Company’s activities in Argentina, Uruguay and Brazil were considered essential activities by the respective governments and consequently the Company was allowed to continue operating its businesses normally. Thus, the COVID-19 pandemic did not have a significant adverse impact on the business. However, the spread of new variants of COVID-19 pandemic has caused uncertainty as to when restrictions will be finally lifted, if additional restrictions may be initiated or reimposed, if there will be permanent changes to consumer behavior patterns, and the timing of distribution and administration of COVID-19 vaccines and other medical interventions globally. The Company cannot predict the long-term effects of the COVID-19 pandemic on its business and will continue monitoring the situation until the COVID-19 pandemic is over.